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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           CONTINENTAL CIRCUITS CORP.
                           (NAME OF SUBJECT COMPANY)

                           CONTINENTAL CIRCUITS CORP.
                      (NAME OF PERSON(s) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  211213 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         JOSEPH G. ANDERSEN, SECRETARY
                           CONTINENTAL CIRCUITS CORP.
                             3502 EAST ROESER ROAD
                               PHOENIX, AZ 85040
                                 (602) 268-3461
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF PERSON(s) FILING STATEMENT)

                                    COPY TO:

                                 P. ROBERT MOYA
                       ONE CAMELBACK BUILDING, SUITE 400
                            ONE EAST CAMELBACK ROAD
                          PHOENIX, ARIZONA 85012-1649
                                 (602) 230-5500

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Continental Circuits Corp., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 3502 East Roeser Road, Phoenix, Arizona 85040. The title of the class of equity securities to which this statement relates is the Company's common stock, par value $.01 per share (each, a "Share," collectively the "Shares").

ITEM 2.  TENDER OFFER OF BIDDER.

     This statement relates to the tender offer by Hadco Acquisition Corp. II, a Delaware corporation ("Purchaser"), which is a direct wholly owned subsidiary of Hadco Corporation, a Massachusetts corporation ("Parent"), to purchase all outstanding Shares at a price of $23.90 per Share, net to the seller in cash (the "Offer Consideration"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are being sent to the Company's stockholders (the "Stockholders") with this Schedule 14D-9. The Offer is disclosed in a Tender Offer Statement on
Schedule 14D-1, dated February 20, 1998 (the "Schedule 14D-1"), which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Commission thereunder. The Offer is being made by Purchaser pursuant to the Agreement and Plan of Merger dated as of February 16, 1998 among Parent, Purchaser and the Company (the "Merger Agreement"), and the Stockholders Agreement dated as of February 16, 1998 (the "Stockholders Agreement") among Parent, Purchaser and certain stockholders (the "Selling Stockholders") comprising certain executive officers of the Company. Copies of the Merger Agreement and the Stockholders Agreement have been filed with the Commission as Exhibits 1 and 2, respectively, hereto and are incorporated by reference herein.

     As set forth in the Schedule 14D-1, the address of the principal executive offices of each of the Purchaser and Parent is 12A Manor Parkway, Salem, New Hampshire 03079.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described herein and in Schedule I hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any potential or actual conflicts of interest between the Company or its affiliates and (1) the Company and its executive officers, directors or affiliates or (2) Parent and Purchaser and their respective executive officers, directors and affiliates.

          (1) CERTAIN CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS AND ANY ACTUAL OR POTENTIAL CONFLICTS OF INTERESTS BETWEEN (A) THE COMPANY OR ITS AFFILIATES AND (B) THE COMPANY AND ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

     Frederick G. McNamee, III entered into an employment agreement with the Company dated as of August 1, 1997 replacing his previous agreement with the Company dated August 25, 1994, pursuant to which he is employed as Chairman of the Board, President and Chief Executive Officer. Under the agreement, Mr. McNamee is entitled to an annual base salary of $235,000 per year, plus an incentive bonus to be based on an incentive compensation program for key employees to be designed by the Company's Compensation Committee and presented to the Company's Board of Directors for review. In addition, the Company agreed to grant Mr. McNamee options to purchase 150,000 Shares at fair market value on the date the Agreement was executed, which options become exercisable to the extent of 2,500 Shares on August 31, 1997, and so long as Mr. McNamee is employed by the Company, become exercisable to the extent of an additional 2,500 Shares on the last day of each calendar month thereafter (a total of 15,000 Shares as of January 31, 1998).

The agreement provides for an employment term of two years commencing on August 1, 1997, which term shall automatically renew for additional one-year terms until notice of non-renewal by either party.

     Mr. McNamee also entered into a transitional compensation agreement with the Company dated May 8, 1997, pursuant to which he shall be entitled to severance benefits in the event of a change of control of the Company during the term of his employment. If a change in control of the Company occurs during the term of Mr. McNamee's employment, and his employment with the Company is terminated within 24 months after such change in control, he shall be entitled to base salary, other earned or accrued compensation, and other benefits depending on the reason for such termination. The agreement terminates on December 31, 1998 unless extended pursuant to the terms thereof.

     Mr. McNamee has entered into an employment agreement with Parent, to become effective following the transactions contemplated by the Merger Agreement, which will supersede the employment agreement and transitional compensation agreement described above. See "McNamee Employment Agreement" below in this Item 3(b).

     Joseph G. Andersen accepted an employment offer letter from the Company on September 3, 1996, pursuant to which he is employed as Vice
President -- Finance, Chief Financial Officer, Secretary and Treasurer. The letter grants Mr. Andersen a base salary of $150,000 plus a monthly car allowance and other customary benefits. In addition, the Company granted Mr. Andersen options to purchase 75,000 Shares at fair market value on the date of acceptance of the Company's offer of employment. The letter does not specify an employment term.

     Mr. Andersen also entered into a transitional compensation agreement with the Company dated May 8, 1997, pursuant to which he shall be entitled to severance benefits in the event of a change of control of the Company during the term of his employment. If a change in control of the Company occurs during the term of Mr. Andersen's employment, and his employment with the Company is terminated within 18 months after such change in control, he shall be entitled to base salary, other earned or accrued compensation, and other benefits depending on the reason for such termination. The agreement terminates on December 31, 1998 unless extended pursuant to the terms thereof.

     James Buchanan accepted an employment offer letter from the Company on July 28, 1997, pursuant to which he is employed as Vice President -- Sales and Marketing. The letter grants Mr. Buchanan a base salary of $170,000 plus a monthly car allowance and a one-time signing bonus, and other customary benefits. In addition, the Company granted Mr. Buchanan options to purchase 75,000 Shares at fair market value on July 28, 1997. The letter states that if Mr. Buchanan's employment is terminated during the first 12 months of his employment for any reason other than criminal activity or ethical misconduct, he will receive 24 months of base salary from the date of termination. The letter does not specify an employment term.

     Steven N. Lach accepted an employment offer letter from the Company on October 16, 1997, pursuant to which he is employed as Vice
President -- Operations. The letter grants Mr. Lach a base salary of $150,000 plus a signing bonus of $25,000, relocation assistance, a monthly car allowance and other customary benefits. In addition, the Company granted to Mr. Lach options to purchase 50,000 Shares at fair market value on the date of acceptance of the Company's offer of employment. Mr. Lach is entitled to severance benefits equal to 12 months of base salary if during the first 12 months of his employment he is terminated for any reason other than cause related to criminal activity or ethical misconduct. The letter does not specify an employment term.

     The Company's 1987 Stock Option Plan and 1996 Stock Option Plan (the "Stock Option Plans") each provides that in the event (a) of a merger, consolidation or reorganization with another corporation in which the Company is not the surviving corporation or (b) the Company agrees to be acquired, the Company is subject to a non-negotiated takeover attempt, or there is a change in control of the Company, all options outstanding and unexercised under the Stock Option Plans shall immediately become exercisable. In accordance with the terms of the Stock Option Plans, upon publication of the announcement of the Offer, all options issued under such plans vested immediately and are exercisable.

     Under the terms of the Merger Agreement, holders of outstanding options to purchase Shares (including outstanding options under the Stock Option Plans) will receive in settlement thereof an amount in cash (less

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

applicable withholding taxes) equal to the product of (i) the number of Shares previously subject to such option (whether or not exercisable) multiplied by the excess of the per share amount paid to holders tendering their Shares in the Offer over the exercise price per share of the Common Stock previously subject to such option. See "The Merger Agreement -- Company Stock Options" below.

     Under the Merger Agreement, the Company has agreed to take such action as is necessary to terminate, as of the Effective Time (as defined in the Merger Agreement), the Stock Option Plans and the Company's Employee Stock Purchase Plan.

     Non-employee members of the Board receive the following compensation for their services as directors: (i) a $10,000 annual fee, (ii) $1,000 for each Board meeting attended in person or by telephone ($2,000 for a non-employee Chairman of the Board of Directors), (iii) $500 for each committee meeting attended, and (iv) reimbursement for reasonable expenses incurred in attending meetings.

     The Company is a Delaware corporation. Under Delaware law, indemnification of directors and officers is generally permitted for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interest of the corporation. However, Delaware law does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation (although it does permit indemnification in such situations if approved by the Delaware Court of Chancery and for expenses of such actions).

     The Company believes that indemnification is beneficial in attracting and retaining qualified directors and accordingly its Restated Certificate of Incorporation includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except: (1) for any breach of the duty of loyalty to the Company or the Stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for any transaction from which the director derived an improper personal benefit; and (4) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law (the "DGCL"). Thus, pursuant to Delaware law, directors of the Company are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interests of the corporation) or for claims arising under the federal securities laws. The Company has entered into indemnity agreements with all of its directors and officers for the indemnification of and advancing of expenses to such persons to the full extent permitted by law.

     The Company maintains insurance policies relating to the indemnification of directors and officers pursuant to the provisions described above and the Merger Agreement generally provides that such insurance will be maintained for a period of six years after the Effective Time.

     INTEREST OF CERTAIN PERSONS IN THE OFFER AND MERGER. In considering the recommendations of the Board set forth in Item 4(a) below, the Stockholders should be aware that certain members of the Board of Directors (the "Board") and executive officers of the Company have interests in the Merger and the Offer which are described above, below, and in Schedule I hereto, and which may present them with certain conflicts of interest.

          (2) CERTAIN CONTRACTS, AGREEMENTS, ARRANGEMENTS OR UNDERSTANDINGS AND ANY ACTUAL OR POTENTIAL CONFLICTS OF INTEREST BETWEEN (A) THE COMPANY OR ITS AFFILIATES AND (B) THE PURCHASER AND ITS EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES.

     For a description of certain agreements and understandings between the Company, on the one hand, and Parent or certain affiliates of Parent, on the other, see the information set forth below and in Item 4 hereof under the heading "Background of the Transaction: Past Contracts, Transactions and Negotiations with Parent and Purchaser."

     THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been filed with the Commission as
Exhibit 1 hereto and is incorporated herein by reference.

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

     THE OFFER. The Merger Agreement provides for the commencement of the Offer within five business days after the public announcement of the execution and delivery of the Merger Agreement. Without the prior written consent of the Company, Purchaser has agreed not to (and Parent has agreed to cause Purchaser not to) (i) decrease or change the form of consideration payable in the Offer or decrease the number of Shares sought pursuant to the Offer, (ii) change, in any material respect, the conditions to the Offer, (iii) impose additional material conditions to the Offer, (iv) waive the condition that there shall be validly tendered and not withdrawn prior to the time the Offer expires at least 90% of the number of Shares outstanding on a fully diluted basis (as defined in the Merger Agreement) (the "90% Tender Condition"), provided that Purchaser shall have the right, at its option and without the Company's consent, to modify such condition to reduce the minimum number of Shares being sought to a number of Shares that constitutes at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase (the condition as so modified, herein referred to as the "Majority Tender Condition"), (v) extend the expiration date of the Offer except that (a) Purchaser may extend the expiration date of the Offer as required by law, (b) Purchaser may extend the expiration date of the Offer for up to 10 business days after the initial expiration date or for longer periods (not to exceed 90 calendar days from the date of commencement) in the event that any condition to the Offer is not satisfied, and (c) Purchaser may extend the Offer one or more times for an aggregate period of 15 days (not to exceed 90 calendar days from the date of commencement for any reason other than those in the immediately preceding clause (a) or (b)), or (vi) amend any term of the Offer in any manner materially adverse to holders of Shares; provided, however, that, except as set forth above and subject to applicable legal requirements, Purchaser may waive any other condition to the Offer in its sole discretion; and provided further, that the Offer may be extended in connection with an increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the Commission. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser shall accept for payment, and pay for, in accordance with the terms of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the expiration date of the Offer. The initial expiration date of the Offer shall be 20 business days from its commencement (i.e., the initial expiration date is 12:00 midnight, New York City time, on March 19, 1998). Purchaser shall extend the expiration date of the Offer for up to 30 additional days in the event and to the extent that (x) the conditions to the Offer are not satisfied solely because the applicable waiting periods under the HSR Act (as defined in the Merger Agreement) have not expired or been terminated and (y) the Company has made the required filing under the HSR Act within 10 days from the date of the Merger Agreement.

     The parties further agree in the Merger Agreement that, if the Majority Tender Condition and all of the conditions to the Offer other than the 90% Tender Condition have been satisfied as of the expiration date of the Offer (as such expiration date may have been extended in accordance with the Merger Agreement), then Parent and Purchaser shall either (i) waive the 90% Tender Condition and substitute the Majority Tender Condition, or (ii) terminate the Offer without purchasing any Shares thereunder and require the Company to solicit the approval of the Stockholders for a cash merger (the "Cash Merger") of the Company with Purchaser in accordance with the applicable provisions of the Merger Agreement. In the Cash Merger, each issued and outstanding Share, options to acquire Shares and shares of capital stock of Purchaser will be treated in accordance with the applicable provisions of the Merger Agreement. The effects of the Cash Merger on such securities will be the same as those in the Merger. See "Effects of the Merger" below. If Parent and Purchaser elect to terminate the Offer and pursue the Cash Merger, the Company and Parent shall promptly undertake the actions required by the Merger Agreement with respect to the preparation, filing with the Commission and mailing to Stockholders of a Proxy Statement (as defined in the Merger Agreement), duly calling and holding a Company Stockholders Meeting (as defined in the Merger Agreement) and soliciting Stockholder approval of the Cash Merger. The obligations of Parent and Purchaser to effect the Cash Merger will be subject to Stockholder approval of the Cash Merger and the satisfaction of other conditions described in the Merger Agreement (including the conditions to the Offer, other than the 90% Tender Condition). See "Conditions to the Merger" and "Conditions to the Offer" below in this Item 3(b).

     BOARD REPRESENTATION. The Merger Agreement provides that promptly upon the purchase by Parent or any of its Subsidiaries pursuant to the Offer of such number of Shares as represents at least 50.1% of the total outstanding Shares (on a fully diluted basis), and from time to time thereafter, (i) Parent shall be entitled to

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designate such number of directors ("Parent's Designees") rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (but not more than 75%) (such number being, the "Board Percentage"), and (ii) the Company shall, upon request by Parent, promptly satisfy the Board Percentage by (x) increasing the size of the Board or (y) using its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's Designees to be elected to the Board and shall cause Parent's Designees promptly to be so elected; provided however, that in no event prior to the Effective Time (as defined in the Merger Agreement) of the Merger shall the number of Continuing Directors (as defined below) be less than one. At the request of Parent, the Company shall take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to the Stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has been previously provided to the Stockholders in the Schedule 14D-9. Schedule I of this Schedule 14D-9 contains such information.

     Following the election or appointment of Parent's Designees pursuant to the Merger Agreement and prior to the Effective Time of the Merger, any (i) amendment or termination of the Merger Agreement, (ii) extension for the performance or waiver of the obligations or other acts of Parent or Purchaser,
(iii) action which might affect the accuracy of the Company's representations and warranties in the Merger Agreement or (iv) waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors. The term "Continuing Director" means each member of the Board on the date of the Merger Agreement who is a "disinterested director," as such term is used in Arizona Revised Statutes
Section 10-2741 and any successor to any Continuing Director who was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board, but shall not mean any of Parent's Designees. See Schedule I.

     EFFECTS OF THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, Purchaser will be merged with and into the Company at the Effective Time (the "Merger"). Each of the parties shall use its reasonable best efforts to cause the Merger to occur as promptly as possible (subject to the limitations contained in the Merger Agreement). At the Effective Time, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation (as defined in the Merger Agreement) and a wholly owned subsidiary of Parent. Each share of the capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation. Each Share and all other shares of capital stock of the Company that are owned by the Company and all Shares and other shares of capital stock of the Company owned by Parent or Purchaser or any other wholly owned Subsidiary of Parent or the Company shall be canceled and retired and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor. Each remaining Share (other than Shares owned by Stockholders who have properly exercised dissenters' rights of appraisal under the DGCL) will be converted into the right to receive the Offer Consideration (as defined in the Merger Agreement) of $23.90 per Share, net to the seller in cash, less any required withholding taxes (the "Merger Consideration"), upon surrender and exchange of the certificates representing the Shares. The Merger will become effective upon the filing of a certificate of merger ("Certificate of Merger") with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger.

     The Merger Agreement provides that, as a result of the Merger, the Certificate of Incorporation and Bylaws of Purchaser will be the Certificate of Incorporation (with the name changed to Hadco Phoenix, Inc.) and Bylaws of the Company as the Surviving Corporation, until amended in accordance with the DGCL. In addition, the directors of Purchaser and the officers of the Company immediately prior to the Effective Time will be the initial directors and officers of the Company as the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

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

     COMPANY STOCK OPTIONS. The Merger Agreement provides that, at the earlier of the Effective Time or immediately prior to the expiration of the Offer (provided that the settlement of the options below, when taken together with Shares tendered immediately prior to such expiration, meets the 90% Tender Condition), each holder of a then-outstanding option to purchase Shares under the Stock Option Plans, whether or not then exercisable (the "Options"), shall, in settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between the Offer Consideration and the per Share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(a) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.

     Upon receipt of the Option Consideration, the Options shall be canceled. The surrender of an Option to the Company in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option. Prior to the expiration of the Offer, the Company shall obtain all necessary written consents or releases from holders of Options under the Stock Option Plans and shall take all such other lawful action as may be necessary to give effect to the transactions contemplated by the foregoing described provisions of the Merger Agreement. To the extent Parent is satisfied in its sole, good faith discretion that the settlement of Options will result in satisfaction of the 90% Tender Condition on the expiration of the Offer and that all other conditions to the Offer have been met, Parent will loan the Company up to $13,000,000 for the purpose of paying the aggregate Option Consideration.

     The Company shall terminate the Company's Employee Stock Purchase Plan (the "Stock Purchase Plan") as of the Effective Time pursuant to Article IX thereof and shall refund all payroll deductions for the current Quarterly Investment Period (as defined in such plan). All Stock Option Plans shall also terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary (as defined in the Merger Agreement) thereof shall be canceled as of the Effective Time. The Company shall take all action necessary to ensure that following the Effective Time no participant in the Stock Option Plans, the Stock Purchase Plan or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any Subsidiary thereof and to terminate all such plans.

     STOCKHOLDER MEETING. The Merger Agreement provides that the Company will, as soon as practicable following the acceptance for payment of and payment for Shares by Purchaser in the Offer, duly call, give notice of, convene and hold a Company Stockholders Meeting for the purpose of approving the Merger Agreement and the transactions contemplated thereby. A Company Stockholders Meeting will also be called and held to consider and approve the Cash Merger if Parent and Purchaser elect under the Merger Agreement to terminate the Offer and require the Company to solicit Stockholder approval of the Cash Merger. At the Company Stockholders Meeting, Parent shall cause all of the Shares then owned by Parent and Purchaser and any of their subsidiaries or affiliates to be voted in favor of the Merger. As soon as practicable following (i) Purchaser's acceptance for payment of and payment for Shares or (ii) Parent's and Purchaser's election to terminate the Offer and require the Company to solicit Stockholder approval of the Cash Merger, the Company and Parent shall prepare and file with the Commission a Proxy Statement. The Company has agreed to use its best efforts to respond to all Commission comments with respect to the Proxy Statement and to cause the Proxy Statement to be mailed to the Company's Stockholders at the earliest practicable date.

     Notwithstanding the above, if Purchaser, or any other Subsidiary of Parent, acquires at least 90% of the outstanding Shares in the Offer, at the request of Purchaser, all parties to the Merger Agreement will take all necessary actions to cause the Merger to become effective as soon as practicable after the expiration of the Offer, without a meeting of the Stockholders, in accordance with Section 253 of the DGCL.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various representations and warranties of the parties which do not survive the Effective Time. These include representations and warranties by the Company with respect to, among other things, (i) organization, standing and power; (ii) capital structure;

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

(iii) authority; no violations; and consents and approvals; (iv) Commission documents; (v) information supplied; (vi) compliance with applicable laws; (vii) litigation; (viii) taxes; (ix) pension and benefit plans and ERISA; (x) absence of certain changes or events; (xi) no undisclosed material liabilities; (xii) vote required; (xiii) labor matters; (xiv) intangible property; (xv) environmental matters; (xvi) real property; (xvii) insurance; (xviii) board recommendation; (xix) material contracts; (xx) related party transactions; (xxi) indebtedness; (xxii) liens; and (xxiii) opinion of financial advisor.

     Parent and Purchaser also have made certain representations and warranties with respect to, among other things, (i) organization, standing and power; (ii) authority; no violations; and consents and approvals; (iii) information supplied; (iv) board recommendation; (v) financing and (vi) interim operations of Purchaser.

     CONDUCT OF BUSINESS PENDING THE MERGER. The Company has agreed that during the period from the date of the Merger Agreement and continuing until the Effective Time (except as expressly contemplated or permitted by the Merger Agreement, or consented to by Parent in writing) the Company and its Subsidiaries shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall use reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business will not be impaired in any material respect at the Effective Time. The Company has further agreed that during such period it shall not, nor shall it permit any of its Subsidiaries to:
(i) declare or pay any dividends on or make other distributions in respect of any of its capital stock; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (iii) repurchase or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of its capital stock, except as required by the terms of its securities outstanding on the date of the Merger Agreement, as contemplated by the Merger Agreement or as contemplated by employee benefit and dividend reinvestment plans in effect on the date of the Merger Agreement; (iv) grant any options, warrants or rights to purchase Shares or amend or reprice any Options, any Stock Option Plan or the Stock Purchase Plan; (v) issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class or series, any Company Voting Debt (as defined in the Merger Agreement) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Company Voting Debt or convertible securities other than (A) the issuance of Shares upon the exercise of Options granted under Stock Option Plans which were outstanding on the date of the Merger Agreement, or in satisfaction of stock grants or stock based awards made prior to the date of the Merger Agreement pursuant to Stock Option Plans or based upon any individual agreements such as employment agreements or executive termination agreements (in each such case, as in effect on the date of the Merger Agreement); and (B) issuances by a wholly owned subsidiary of its capital stock to its parent; (vi) amend or propose to amend its Restated Certificate of Incorporation or Bylaws; (vii) acquire or agree to acquire by merger or consolidation or purchase a substantial equity interest in or substantial portion of assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;
(viii) other than dispositions in the ordinary course of business consistent with past practice which are not material, individually or in the aggregate, to such party and its Subsidiaries taken as a whole, the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), any of its assets; (ix) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution except as permitted by the Merger Agreement; (x) take or agree or commit to take any action that would make inaccurate in any material respect any of the representations or warranties or covenants contained in the Merger Agreement or cause any of the conditions to the Merger to not be satisfied in all material respects; (xi) (A) grant any increases in the compensation of any of its directors, officers or key employees, (B) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any existing employee benefit plan or pension plan to any such director, officer or key employee, whether past or present, (C) enter into any new, or materially amend any existing employment, severance or termination agreement with any such director, officer or key employee, or (D) except as may be required to comply with applicable law, become obligated under any new employee benefit plan or pension plan or amend any existing plan or arrangement if such amendment would have the effect of materially enhancing any benefits thereunder; (xii) except as specifically described in the Merger Agreement, assume or incur any indebtedness or guarantee any indebtedness, or issue or sell any debt securities or warrants or rights to acquire any debt securities or enter into any lease or create any mortgages, liens or security interests on Company property or enter into any "keep well" or other agreement or arrangement to maintain the financial conditions of another person; (xiii) except as specifically described in the Merger Agreement enter into, modify, rescind, terminate, waive, release or otherwise amend in any material respect any of the terms of any Material Contract (as defined in the Merger Agreement); (xiv) fail to provide Parent with copies of all filings made by the Company with the Commission or any other governmental entity in connection with the Merger Agreement; (xv) take any action, other than in the ordinary course of business consistent with past practice or as required by the Commission or by law, with respect to its accounting policies, procedures and practices; or (xvi) except as described in the Merger Agreement, incur any capital expenditures that, in the aggregate, are in excess of $1,000,000.

     OTHER AGREEMENTS. The Company, Purchaser and Parent have agreed to take all reasonable action necessary to comply promptly with all legal requirements that may be imposed on such party with respect to the Offer, the Merger and the transactions contemplated by the Merger Agreement and Stockholders Agreement (including furnishing all information required under the HSR Act (as defined in the Merger Agreement) and in connection with approvals of or filings with any other governmental entity) and to promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or their Subsidiaries in connection with the Offer, the Merger and the transactions contemplated by the Merger Agreement and Stockholders Agreement; provided, however, that Parent need not agree with the Department of Justice or any other governmental entity to hold separate, sell or otherwise dispose of any Subsidiary of Parent or the Company or assets or properties of any of the foregoing. Without limiting the generality or effect of the foregoing, each of the Company, Parent and Purchaser will, and will cause its Subsidiaries to, take all reasonable actions necessary to obtain (and will cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party, required to be obtained or made by the Company, Parent or any of their Subsidiaries in connection with the Offer, the Merger, the Merger Agreement, the Stockholders Agreement or the taking of any action contemplated thereby.

     NO SOLICITATION. The Company has agreed that until the termination of the Merger Agreement, neither the Company or any of its Subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its Subsidiaries) (such officers, directors, employees, representatives, agents, affiliates, investment bankers, attorneys and accountants being referred to herein, collectively, as "Representatives"), will, directly or indirectly, initiate, solicit or encourage (including by way of furnishing information or assistance to any person making, or as a result thereof may reasonably be expected to lead to, any Acquisition Proposal (as defined below)), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal or agree to or endorse any Acquisition Proposal, and neither the Company nor any of its Subsidiaries will authorize or permit any of its Representatives to take any such action, and the Company shall as soon as possible notify Parent orally and in writing of all of the relevant details relating to, and all material aspects of, all inquiries and proposals which it or any of its Subsidiaries or any of their respective Representatives may receive relating to any of such matters and, if such inquiry or proposal is in writing, the Company shall as soon as possible deliver to Parent a copy of such inquiry or proposal; provided, however, that nothing in the Merger Agreement prohibits the Board of Directors of the Company from:

          (i) furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited written, bona fide Acquisition Proposal and, in respect of which, in the case of an Acquisition Proposal involving the payment of cash, such person or entity has, in the reasonable and good faith opinion of the Board or its Representatives, the necessary funds or written commitments therefor if, and only to the extent that, (A) the Board determines in good faith (after consultation with and based upon the advice of its financial advisor) that such Acquisition Proposal may reasonably be expected, if consummated, to result in a transaction more favorable to the Stockholders from a financial point of view than the transaction contemplated by the Merger Agreement and the Board determines in good faith after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel) that such action is necessary for the Board to comply with its fiduciary duties to the Stockholders under applicable law, (B) prior to taking any such action, the Company (x) provides reasonable notice to Parent to the effect that it is taking such action, describes to Parent in reasonable detail the identity of the offeror and the terms and conditions of such Acquisition Proposal, and furnishes Parent a copy of any written material submitted by the offeror and (y) receives from such person or entity an executed confidentiality agreement in customary form, and (C) the Company shall as promptly and continuously as possible advise Parent as to all of the relevant details relating to, and all material aspects, of any such discussions or negotiations, or

          (ii) failing to make or withdrawing or modifying its recommendation referred to in the Merger Agreement if there exists an Acquisition Proposal and the Board, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board to comply with its fiduciary duties to the Stockholders under applicable law.

For purposes of the Merger Agreement, "Acquisition Proposal" shall mean any proposal to do any of the following (other than the transactions between the Company, Parent and Purchaser contemplated by the Merger Agreement) involving the Company or any of its Subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction;
(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of the assets of the Company and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of capital stock of the Company or the filing of a registration statement under the Securities Act of 1933, as amended, in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

     FEES AND EXPENSES. The Merger Agreement provides that, except as described below, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expense. The Company has agreed to pay Purchaser a termination fee in immediately available funds equal to $6,000,000 upon the termination of the Merger Agreement, and as a condition of such termination of the Merger Agreement, if any of the events set forth below occurs (each, a "Trigger Event"): (i) the Board shall have withdrawn or adversely modified, or taken a public position materially inconsistent with, its approval or recommendation of the Offer, the Merger, the Merger Agreement or the Stockholders Agreement; or (ii) an Acquisition Proposal has been recommended or accepted by the Company or the Company shall have entered into an agreement (other than a confidentiality agreement) with respect to an Acquisition Proposal. Any amount of the termination fee not paid when due will bear interest at the rate of 9% per annum from the date due through and including the date paid.

     CONDITIONS TO THE MERGER. Pursuant to the Merger Agreement, the obligation of each party to effect the Merger is subject to the satisfaction, prior to the Closing Date (as defined in the Merger Agreement), of the following conditions:
(i) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of a majority of the Shares entitled to vote thereon if such vote is required by applicable law; provided, that Parent and Purchaser shall vote all Shares purchased pursuant to the Offer or the Stockholders Agreement in favor of the Merger, (ii) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired, and (iii) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect, provided, however, that prior to invoking this condition, each party shall use all commercially reasonable efforts to have any such decree, ruling, injunction or order vacated.

     The obligations of Parent and Purchaser to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Parent and Purchaser:

          (i) Purchaser shall have accepted for payment and become obligated to pay for a number of Shares tendered in the Offer such that, after such acceptance and payment, Parent and its affiliates shall own the outstanding Shares satisfying the 90% Tender Condition or shall have elected to either
     (x) waive the 90% Tender Condition in favor of the Majority Tender Condition or (y) terminate the Offer and pursue the Cash Merger; (ii) the representations and warranties of the Company set forth in the Merger Agreement shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Closing Date; (iii) the Company shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date;
     (iv) all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and all material licenses, permits, consents, approvals, authorizations, qualifications and orders of other third parties as are necessary in connection with the transactions contemplated by the Merger Agreement shall have been obtained; and (v) there shall not have occurred any material adverse change in the business, operations, assets or condition (financial or otherwise) of the Company.

     If the Merger is to be effected as a result of Parent's and Purchaser's election to terminate the Offer and require the Company to solicit Stockholder approval of the Cash Merger, the obligations of Parent and Purchaser to effect the Merger are also subject to the satisfaction of the conditions to the Offer (except for the 90% Tender Condition). For a description of such conditions, see "Certain Conditions to the Offer" below.

     TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the Stockholders or Parent: (a) by mutual written consent of the Company and Parent, or mutual action of their respective Boards of Directors; (b) by either the Company or Parent prior to the consummation of the Offer (i) if there has been a material breach (for purpose of this clause, a material breach by the Company is defined as a breach or series of breaches the result of which impairs the value of the Company or could reasonably be expected to impair the value of the Company by more than $3,000,000 in the aggregate) of any representation, warranty, covenant or agreement on the part of the other set forth in the Merger Agreement which breach has not been cured within 10 business days following receipt by the breaching party of notice of such breach, or (ii) if any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and non-appealable; (c) by either the Company or Parent, if the Merger shall not have been consummated on or before July 31, 1998; provided, that such right to terminate the Merger Agreement is not available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date; (d) by Parent in the event an Acquisition Proposal has been made to the Company and the Company shall fail to reaffirm its approval or recommendation of the Offer, the Merger, the Merger Agreement and the Stockholders Agreement on or before the fifth business day following the date on which such Acquisition Proposal shall have been made; (e) subject to the provisions regarding the alternatives available if the Majority Tender Condition and all other conditions to the Offer (other than the 90% Tender Condition) are satisfied, by Parent or the Company, if the Offer terminates, is withdrawn, abandoned or expires by reason of the failure to satisfy any condition of the Offer, except by reason solely of the failure to satisfy the 90% Tender Condition when the Majority Tender Condition is satisfied; (f) if Parent and Purchaser have elected to terminate the Offer and pursue the Cash Merger, by the Company, if the Offer shall have expired or shall have been withdrawn or terminated without any Shares being purchased by Purchaser thereunder on or prior to the 90th day after the date of commencement of the Offer; or (g) by Parent or the Company in the event that a Trigger Event has occurred (but the Company may not terminate the Merger Agreement in such event until it has paid to Parent the termination fee). In the event of termination of the Merger Agreement by either the Company or Parent as provided therein, the Merger Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Purchaser or the Company, or their respective affiliates, officers, directors or stockholders, except as provided in the Merger Agreement in respect of confidential information, the termination fee and existing breaches of the Merger Agreement.

     INDEMNIFICATION. The Merger Agreement provides that the Company shall, and from and after the Effective Time, Parent and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director, employee or agent of the Company or any of its Subsidiaries (each individually an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors or officers as the case may be. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and the Company (or them and the Surviving Corporation after the Effective Time) and the Company (or after the Effective Time, the Surviving Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) the Company (or after the Effective Time, the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent. Any Indemnified Party wishing to claim indemnification under the Merger Agreement, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Company or the Surviving Corporation as the case may be (but the failure so to notify shall not relieve a party from any liability which it may have under the Merger Agreement except to the extent such failure prejudices such party), and shall to the extent required by the DGCL deliver to the Company (or after the Effective Time, the Surviving Corporation) the undertaking contemplated by Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The Company, Parent and Purchaser agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of not less than six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

     Prior to the Effective Time, the Company shall purchase a policy of directors' and officers' liability insurance to be in effect for not less than six years after the Effective Time, providing for claims made coverage substantially equivalent in scope and content to the coverage provided in the Company's current policies of directors' and officers' liability insurance, and the premiums therefor shall be prepaid in full provided that the Company shall not pay an annual premium for such insurance in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement, and provided further, that the Company shall consult with Parent prior to the purchase of such insurance or the purchase or renewal of any directors' and officers' liability insurance and offer Parent the opportunity to elect to purchase such insurance on behalf of the Company.

     AMENDMENT. Subject to applicable law, the Merger Agreement may be amended, modified or supplemented only by written agreement of Parent, Purchaser and the Company at any time prior to the Effective Time with respect to any of the terms contained therein; provided, however, that after the Merger Agreement is approved by the Stockholders, no such amendment or modification shall reduce the amount or change the form of consideration to be delivered to the Stockholders or the manner in which it will be paid.

     ASSIGNMENT. Neither the Merger Agreement nor any of the rights, interests or obligations thereunder shall be assigned by any of the parties thereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any or all of its rights, interests and obligations thereunder to any newly formed, direct wholly owned subsidiary of Parent.

     TIMING. The exact timing and details for the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Purchaser has agreed to cause the Merger to be consummated in accordance with the terms set forth above, there can be no assurance as to the timing of the Merger.

     CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Offer, the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Shares tendered, and may amend (subject to terms of the Merger Agreement) or terminate the Offer (whether or not any Shares have theretofore been purchased or paid for) if, (i) there has not been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes 90% of the Shares outstanding on a fully diluted basis on the date of purchase ("on a fully diluted basis" having the following meaning, as of any date: the number of shares outstanding, together with Shares the Company may be then required to issue pursuant to obligations outstanding at that date under employee stock option, employee stock purchase or other benefit plans or otherwise); (ii) all material regulatory and related approvals have not been obtained or made on terms reasonably satisfactory to Purchaser; (iii) any applicable waiting periods under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer; or (iv) at any time on or after the date of the Merger Agreement and before acceptance for payment of, or payment for, such Shares any of the following events shall occur:

          (A) There shall have been threatened, instituted or pending any action, proceeding, application or counterclaim by or before any court or governmental, regulatory or administrative agency, authority or tribunal, domestic, foreign or supranational (other than actions, proceedings, applications or counterclaims filed or initiated by Purchaser), which (i) seeks to challenge the acquisition by Purchaser of the Shares, restrain, prohibit or delay the making or consummation of the Offer or the Merger or any other merger or business combination involving Purchaser or any of its affiliates and the Company or any of its subsidiaries, prohibit the performance of any of the contracts or other agreements entered into by Purchaser or any of its affiliates in connection with the acquisition of the Company or the Shares, or obtain any material damages in connection with any of the foregoing, (ii) seeks to make the purchase of or payment for, some or all of the Shares pursuant to the Offer, the Merger or otherwise, illegal, (iii) seeks to impose limitations on the ability of Purchaser or the Company or any of their respective affiliates or subsidiaries effectively to acquire or hold, or requiring Purchaser, the Company or any of their respective affiliates or subsidiaries to dispose of or hold separate, any portion of the assets or the business of Purchaser or its affiliates or the Company or its subsidiaries, or impose limitations on the ability of Purchaser, the Company or any of their respective affiliates or subsidiaries to continue to conduct, own or operate all or any portion of their businesses and assets as heretofore conducted, owned or operated,
     (iv) seeks to impose or may result in material limitations on the ability of Purchaser or any of its affiliates to exercise full rights of ownership of the Shares purchased by them, including, without limitation, the right to vote the Shares purchased by them on all matters properly presented to the Stockholders, or the right to vote any shares of capital stock of any subsidiary directly or indirectly owned by the Company, (v) is reasonably likely to result in a material diminution in the benefits expected to be derived by Purchaser as a result of the transactions contemplated by the Offer, including the Merger, (vi) seeks to impose voting, procedural, price or other requirements in addition to those under Delaware law and federal securities law, (each as in effect on the date of the Offer to Purchase) or any material condition to the Offer that is unacceptable (in its reasonable judgment) to Purchaser or (vii) challenges or adversely and materially affects the financing of the Offer;

          (B) There shall have been formally proposed, sought, promulgated, enacted, entered, made applicable to the Offer or the Merger, or enforced by any domestic, foreign or supranational government or any governmental, administrative or regulatory authority or agency or by any court or tribunal, domestic, foreign or supernational, any statute, rule, regulation, judgment, decree, order or injunction that might result in any of the consequences referred to in clauses (i) through (vii) of paragraph
     (A) above;

          (C) There shall have occurred any of the following which, in the good faith judgment of Parent and Purchaser, make it inadvisable to proceed with the Offer and acceptance for payment of, and payment for, the Shares: (1) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (2) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (3) the commencement of a war or other international or national calamity, directly or indirectly involving the United States, (4) any limitations (whether or not mandatory) imposed by any governmental authority on, or any event which might have material adverse significance with respect to, the nature or extension of credit or further extension of credit by banks or other lending institutions, (5) any significant adverse change in equity or debt markets in the United States which shall be continuing as of the expiration of the Offer, or (6) in the case of any of the foregoing, a material acceleration or worsening thereof;

          (D) The representations and warranties of the Company contained in the Merger Agreement (without giving effect to any "Material Adverse Effect," "materiality" or similar qualifications contained therein) shall not be true and correct in all material respects (for purpose of this clause, a failure of the representations and warranties to be true and correct in all material respects shall mean a failure or series of failures the result of which impairs the value of the Company or could reasonably be expected to impair the value of the Company by more than $3,000,000) as of the date of the consummation of the Offer as though made on and as of such date except
     (1) for changes specifically permitted by the Merger Agreement and (2) that those representations and warranties which address matters only as of a particular date shall remain true and correct as of such date;

          (E) The obligations of the Company contained in the Merger Agreement (without giving effect to any "Material Adverse Effect," "materiality" or similar qualifications contained therein) shall not have been performed or complied with in all material respects by the Company;

          (F) The Merger Agreement shall have been terminated in accordance with its terms;

          (G) Prior to the purchase of Shares pursuant to the Offer, an Acquisition Proposal for the Company exists and the Board shall have withdrawn or materially modified or changed (including by amendment of this Schedule 14D-9) in a manner adverse to Purchaser its recommendation of the Offer, the Merger Agreement or the Merger;

          (H) Any person or group (other than Parent and Purchaser) shall have entered into a definitive agreement or agreement in principle with the Company with respect to a merger, consolidation or other business combination with the Company; or

          (I) The Company shall have suffered a material adverse change in its business, operations, assets or condition (financial or otherwise).

     The foregoing conditions are for the sole benefit of Purchaser and its affiliates and may be asserted by Purchaser regardless of the circumstances (other than any action or inaction by Parent, Purchaser or any of their affiliates) giving rise to any such condition or may be waived by Purchaser, in whole or in part, from time to time in its sole discretion, except as otherwise provided in the Agreement. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any reasonable determination by Purchaser concerning any of the events described in the Merger Agreement shall be final and binding.

     STOCKHOLDERS AGREEMENT

     The following is a summary of the material terms of the Stockholders Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Stockholders Agreement, a copy of which has been filed with the Commission as Exhibit 2 hereto and is incorporated herein by reference.

     TENDER OF SHARES. Immediately after the execution of the Merger Agreement, Parent, Purchaser and each of the Selling Stockholders entered into the Stockholders Agreement. Upon the terms and subject to the conditions of such agreement, the Selling Stockholders have severally agreed to validly tender, pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the respective number of Shares owned beneficially by them and additional Shares acquired by such Selling Stockholders after the date of such agreement and prior to termination of such agreement.

     VOTING. Each Selling Stockholder has agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Stockholders, however called, or in connection with any written consent of the Stockholders, such Selling Stockholder will vote (or cause to be voted) the Shares held of record or beneficially by such stockholder, and pursuant to the Stockholders Agreement grants to Parent an irrevocable proxy to vote such shares (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or the Stockholders Agreement; and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) (1) any change in a majority of the persons who constitute the Board; (2) any change in the present capitalization of the Company or any amendment of the Company's certificate of incorporation or bylaws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which, in the case of each of the matters referred to in clauses
(C)(1), (2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Stockholders Agreement and the Merger Agreement. The Selling Stockholders further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above.

     MCNAMEE EMPLOYMENT AGREEMENT

     Frederick G. McNamee, III, the Company's President and Chief Executive Officer, has entered into an employment agreement with Parent, to be effective as of the Effective Time (the "McNamee Employment Agreement"), under which Mr. McNamee will be employed as Senior Vice President -- Hadco Phoenix of Parent. The McNamee Employment Agreement is qualified in its entirety by reference by the full text thereof, which has been filed with the Commission as Exhibit 3 hereto and is incorporated herein by reference. The term of his employment will commence on the Effective Time and continue for a period of two years, unless earlier terminated as set forth in the McNamee Employment Agreement. Under the McNamee Employment Agreement, Mr. McNamee will receive a base salary of $235,000 per year (subject to increases granted at the discretion of Parent's chief executive officer), plus options to purchase 40,000 shares of Parent common stock at fair market value and other benefits customarily enjoyed by other senior executives of Parent, and will be eligible to participate in bonus programs applicable to Parent's senior executives. If Mr. McNamee's employment is terminated by Parent without cause (as defined in the McNamee Employment Agreement) or is terminated by Mr. McNamee for good reason (as defined in the McNamee Employment Agreement),

Mr. McNamee will receive as severance his full base salary for the remainder of the two-year employment term.

     The McNamee Employment Agreement further provides that Mr. McNamee will purchase from Parent, at the Effective Time, 40,000 shares of Parent common stock at the market price at time of purchase, which shares will not be registered under applicable securities laws. During his employment term, Mr. McNamee may not compete against Parent of any of its subsidiaries or affiliates with respect to the business of manufacturing or selling printed circuit boards or other electronic interconnect products, or in the development of technologies for such businesses. Moreover, during his employment term and for a period of one year thereafter, Mr. McNamee may not solicit any persons or companies who were customers, clients, suppliers or business patronage of Parent during or prior to his employment term or of any of its predecessors, affiliates or subsidiaries, or use any confidential information of Parent or its subsidiaries, and may not solicit for any purpose the employment of any employees of Parent or any of its subsidiaries or affiliates.

     INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS WITH RESPECT THEIR SHARE AND OPTION HOLDINGS

     To the knowledge of the Company, as of January 31, 1998, the current directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, 861,117 Shares (which amount includes options to purchase Shares which will become immediately exercisable in connection with the Offer), representing approximately 10.4% of the outstanding Shares on a fully diluted basis.

     The directors and executive officers of the Company will be entitled to receive, in the Offer and the Merger, aggregate cash consideration equal to approximately $10,960,946 for their Shares and in settlement of their Options as contemplated by the Merger Agreement. The following table sets forth certain information as to the Shares and Options held by the Company's current directors and executive officers:

                                            DOLLAR
                                          AMOUNT AT       OPTIONS
                               OWNED        OFFER        CONVERTED         DOLLAR          TOTAL CASH
            NAME               SHARES       PRICE         TO CASH        AMOUNT(1)      CONSIDERATION(2)
----------------------------  --------    ----------     ---------       ----------     ----------------
Joseph G. Andersen..........       317    $    7,576      145,000        $1,715,750       $  1,723,326
James Buchanan..............         0             0      100,000        $  590,000       $    590,000
Angelo A. DeCaro, Jr........         0             0        5,000        $   53,250       $     53,250
E. Townes Duncan............         0             0        5,000        $   42,000       $     42,000
Robert W. Heller............         0             0        5,000        $   42,000       $     42,000
Albert I. Irato.............         0             0        5,000        $   53,250       $     53,250
Michael F. Jarko............    60,000    $1,434,000        5,000        $   53,250       $  1,487,250
Robert A. Kosciusko.........         0             0       21,000        $  199,400       $    199,400
Steven N. Lach..............         0             0       50,000        $  263,750       $    263,750
John W. Maddux..............    27,300    $  652,470       20,000        $  178,000       $    830,470
Frederick G. McNamee, III...         0             0      400,000        $5,510,000       $  5,510,000
John W. Nance...............     2,500    $   59,750        5,000        $   53,250       $    113,000
David C. Wetmore............         0             0        5,000        $   53,250       $     53,250
                               -------    ----------      -------        ----------         ----------
          Total.............    90,117    $2,153,796      771,000(3)     $8,807,150       $ 10,960,946
                               =======    ==========      =======        ==========         ==========

---------------
(1) Aggregate offer less aggregate exercise price.

(2) Excluding aggregate exercise price.

(3) In accordance with the terms of the Stock Purchase Plans, upon the publication of the announcement of the Offer all options issued under such plans vested immediately and are exercisable.

     OTHER MATTERS

     APPRAISAL RIGHTS. No appraisal rights are available to Stockholders in connection with the Offer. However, if the Merger is consummated, a Stockholder will have certain rights under Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of, and payment in cash for the fair value of, that Stockholder's Shares. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to dissenting Stockholders for their Shares. Any judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

     If a Stockholder who demands appraisal under Section 262 fails to perfect, or effectively withdraws or loses, his right to appraisal, as provided in the DGCL, the Shares of that Stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A Stockholder may withdraw his demand for appraisal by delivering to Purchaser a written withdrawal of such demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of those rights.

     GOING PRIVATE TRANSACTIONS. Rule 13-e-3 under the Exchange Act is applicable to certain "going-private" transactions. Purchaser does not believe that Rule 13e-3 will be applicable to the Merger, unless, among other things, the Merger is completed more than one year after the termination of the Offer. If applicable, Rule 13e-3 would require, among other things, that certain financial information regarding the Company and certain information regarding the fairness of the Merger and the consideration offered to minority Stockholders prior to consummation of the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Both the Board of the Company and a committee of independent, disinterested directors of the Company have unanimously approved the Offer, the Merger and the other transactions contemplated by the Merger Agreement, have unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the Stockholders and unanimously recommend that the Stockholders accept the Offer and tender their Shares.

     A copy of a letter to all Stockholders dated February 20, 1998 communicating the recommendation of the Board is filed as Exhibit 4 hereto and is incorporated herein by reference.

     (b) BACKGROUND OF THE TRANSACTION: PAST CONTRACTS, TRANSACTIONS AND NEGOTIATIONS WITH PARENT AND PURCHASER

     Frederick G. McNamee, III, Chairman, Chief Executive Officer and President of the Company, and Andrew E. Lietz, Chief Executive Officer and President of Parent, have known each other for a number of years and have discussed informally from time to time a possible strategic transaction between the two companies. These discussions did not result in any formal action by either company.

     In November 1996, January 1997 and September 1997, the Company was approached by three separate parties regarding a possible strategic transaction with the Company. Mr. McNamee and Joseph G. Andersen, the Company's Vice President--Finance and Chief Financial Officer, held informal meetings with each such party. No terms of a possible transaction were proposed during these meetings, nor did they lead to any more formal discussions.

     At an industry conference in December 1997, Mr. Lietz approached Mr. McNamee about the possibility of a transaction between the Company and Parent. Mr. McNamee stated that any proposed transaction must provide significant value to the Stockholders and make sense from a strategic perspective.

     In mid-December 1997, Mr. Lietz and Timothy L. Losik, Parent's Senior Vice President and Chief Financial Officer, traveled to Dallas where they met with Mr. McNamee and Robert Heller, a member of the Company's Board of Directors. At that time, approaches to valuation of the Company were discussed. Subsequently, on December 30, 1997, the parties entered into a confidentiality agreement pursuant to which Parent agreed to treat confidentially certain information provided by the Company in connection with determining whether a transaction between them would be desirable. The Company then assembled and sent to Parent certain confidential information regarding the Company.

     On December 19, 1997, the Company received a written offer from a strategic buyer to acquire the Company's outstanding common stock. Mr. McNamee and Mr. Andersen met with representatives of such buyer and its financial advisor to discuss the offer and exchange information. The proposed transaction involved a business combination structured as a pooling of interests, in which the Company would be the surviving corporation. After discussions with certain of the Company's directors who expressed concern over the adequacy of the price offered and other proposed terms, the Company rejected the offer.

     During the week of January 12, 1998, Mr. McNamee and Mr. Lietz had more extensive discussions regarding the possibility of a transaction between the two companies and involved their respective management teams. Telephone conversations also took place between Mr. McNamee and Mr. Losik concerning the data that would be required and the process that might be followed should the discussions proceed further.

     On January 26, 1998, representatives of Parent's financial advisor, BancAmerica Robertson Stephens ("BARS"), met with Mr. McNamee in San Jose, California to affirm Parent's desire to further explore a possible transaction with the Company. In addition, Mr. McNamee and the representatives from BARS discussed preliminarily various proposed terms for a possible transaction, including a possible valuation range and the structure of a transaction.

     On January 30, 1998, the Company engaged A.G. Edwards & Sons, Inc. ("A.G. Edwards") as its exclusive financial advisor to render financial advice and assistance in a possible transaction with Parent and, if necessary, other interested parties. The terms of A.G. Edwards' engagement are described in Item 5 below.

     On January 31, 1998, the Company sent to A.G. Edwards copies of the information it had previously sent to Parent and other relevant data and materials about the Company. During the week of February 2, 1998, representatives of A.G. Edwards began their due diligence review of the Company and held discussions with Company management.

     On February 10, 1998, Messrs. McNamee and Andersen, representatives of A.G. Edwards, Mr. Lietz and a representative of BARS met in Phoenix to discuss proposed terms for Parent's acquisition of the Company. Mr. Lietz informed Mr. McNamee that Parent's Board of Directors had authorized Parent's management to enter into substantive negotiations with the Company and to continue its due diligence review of the Company. BARS suggested a transaction structure involving a cash tender offer by a wholly owned subsidiary of Parent for all of the outstanding Shares followed by a merger to cash out any Shares that had not been tendered. Mr. Lietz presented a preliminary valuation range for the Company, subject to due diligence, and provided information demonstrating Parent's financial condition and ability to meet its obligations under a tender offer proposal. Mr. McNamee stated that he would present the matter to the Board. Mr. Lietz further informed Mr. NcNamee that Parent's representatives would need to conduct further due diligence before a specific price could be proposed and a definitive agreement signed.

     At the February 10 meeting, the Company agreed to grant Parent an exclusive right to conduct further due diligence and not to solicit other offers through midnight on February 15, 1998.

     On February 11, 1998, the Company convened a special meeting of its Board of Directors to discuss Parent's interest and preliminary price range. All directors participated in person or by telephone. Also participating were representatives of A.G. Edwards, the Company's legal counsel and Mr. Andersen. The Board discussed the basic terms of a possible transaction with Parent and reviewed information provided by A.G. Edwards. Mr. McNamee presented an overview of relevant events related to the transaction and indicated that several representatives of Parent were scheduled to arrive in Phoenix that day to conduct further due diligence and negotiate the terms of a definitive agreement. The Board did not take any formal action at this meeting, but generally indicated its willingness to proceed as outlined. The directors agreed to convene another meeting on Sunday, February 15 to consider the transaction expected to be proposed by Parent (including price and terms).

     On February 11, 1998, Parent and its financial advisors and legal counsel arrived in Phoenix to continue their due diligence review of the Company. Parent's due diligence review continued through February 14 and included reviews of documents, meetings with the Company's senior executives and A.G. Edwards, and tours of the Company's facilities in Phoenix, Austin and San Jose. Parent's legal counsel also delivered an initial draft of the Merger Agreement to the Company's legal counsel on February 11.

     Late in the afternoon on February 13, 1998, the Company delivered to Parent a report of its financial results for the second quarter ended January 31, 1998, which were below analyst expectations. After consultation with Parent, representatives of BARS informed representatives of A.G. Edwards that any preliminary valuation range for the Company might have to be adjusted to reflect the lower than expected earnings and that management of Parent would have to consult with Parent's Board of Directors before continuing with negotiations for the proposed transaction.

     In the morning of February 15, 1998, representatives of BARS delivered to Parent's Board of Directors valuation materials adjusted to reflect the Company's lower than expected financial results. Later that day, Parent's Board of Directors held a telephonic meeting to discuss the recent developments at the Company and to discuss whether the proposed transaction would be possible in light of this new information. After discussions with Parent's management regarding the financial results and the preliminary due diligence findings, Parent's Board of Directors authorized its senior management and advisors to continue negotiations based on a lower valuation than previously anticipated.

     On February 15, 1998, the Company's Board held a special meeting in Phoenix, at which all directors were present. The directors discussed industry matters, the Company's historical performance and prospects, the per Share consideration that was likely to be offered by Parent, the ability of Parent to pay cash for the Shares, the time schedule for the Offer and the Merger and other relevant issues. The directors also reviewed a draft Merger Agreement and Stockholders Agreement, as preliminarily negotiated. A.G. Edwards gave a formal presentation on the proposed transaction and reviewed materials it prepared which were previously provided to the Board. A.G. Edwards also indicated a price above which, if asked, A.G. Edwards could render an affirmative opinion from a financial point of view as to the fairness of the proposed transaction.

     At the February 15 meeting, the Board established an acquisition committee consisting of all outside (non-employee) directors, and the committee met to consider the proposed transaction. The acquisition committee and the entire Board each approved the transaction with Parent provided that the consideration to be paid to the Stockholders met or exceeded a specified price point, and directed management and A.G. Edwards to hold further discussions and negotiate with Parent to achieve the best price available. The Board also determined that the definitive agreement must allow for its termination by the Company if the Company receives a more favorable, bona fide offer, subject to a reasonable termination fee. The Company's directors unanimously approved the Merger Agreement, the Stockholders Agreement, the Offer and the Merger, subject to successful negotiation of the price and other requirements.

     Parent's Board also met on February 15, 1998 and approved the transaction.

     Late in the afternoon on February 15, 1998, representatives of A.G. Edwards and BARS had a series of negotiations in which they discussed possible valuations for the proposed transaction in light of the Company's second quarter earnings and other terms. The discussions included a wide range of possible valuations ($22.25 to $25.50 per Share), and A.G. Edwards, in consultation with certain Company directors, negotiated with BARS throughout the evening. Late in the evening on February 15, representatives of A.G. Edwards and BARS determined that they would not be able to agree on the valuation of the Company. Early in the morning on February 16, Mr. McNamee, Mr. Lietz and representatives of A.G. Edwards and BARS continued the discussion regarding the offer price, and during the course of the conversation they agreed to a valuation of $23.90 per Share.

     On February 16, 1998, A.G. Edwards issued its opinion that, as of such date and based upon and subject to certain matters stated therein, the per Share consideration to be received by the Stockholders in the Offer and the Merger is fair to the Stockholders from a financial point of view.

     On February 16, 1998, the parties' attorneys finalized the Merger Agreement, and such agreement was then executed. In the morning of February 17, Parent and the Company issued a joint press release announcing publicly the transaction. A copy of the press release has been filed with the Commission as

Exhibit 6 to this Schedule 14D-9. At the same time, the Company issued a press release announcing its earnings for its second quarter ended January 31, 1998.

     Reference is made to the Offer to Purchase for a description of the matters considered by Parent in connection with the transaction.

     REASONS FOR THE RECOMMENDATION OF THE BOARD OF DIRECTORS

     At its February 15, 1998 meeting, discussed above, the Board of Directors met to consider the Offer, the Merger and the other transactions contemplated by the Merger Agreement. At such meeting, the Board unanimously: (i) determined that each of the Merger Agreement, the Offer and the Merger is advisable, fair to and in the best interests of the Stockholders; (ii) approved the execution, delivery and performance of the Merger Agreement and the Stockholders Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) resolved to recommend acceptance of the Offer, approval and adoption of the Merger Agreement and approval of the Merger by the holders of the Shares.

     In so doing, the Board considered a number of factors, including the factors discussed above and the following factors:

          (i) The terms and conditions of the Merger Agreement and the Stockholders Agreement, including (a) the proposed structure of the Offer and Merger involving a cash tender offer for all outstanding Shares to be followed by a merger for the same consideration (without any financing condition or contingency) thereby enabling all the Stockholders to obtain cash for their Shares concurrently at the earliest possible time, (b) the high threshold of validly tendered Shares before Purchaser is required to purchase the Shares tendered in the Offer and (c) the requirement that if all of the conditions of the Offer other than the 90% Tender Condition are satisfied, under certain circumstances Purchaser must either decrease the minimum tender condition from 90% to at least a majority of the fully diluted Shares or pursue a cash merger subject to approval by the Stockholders, and (d) Parent's financial condition and ability to meet its obligations under the Merger Agreement;

          (ii) The business, results of operations, properties, financial condition and competitive position of the Company and the nature of, and current trends in, the industry in which the Company operates (including anticipated greater competition from Asian manufacturers because of the currency and financial problems currently affecting many countries in that region), and the views expressed by Company management regarding such matters as well as consideration of the Company's prospects if the Company were to remain independent;

          (iii) The fact that the Offer Consideration of $23.90 per Share was significantly higher than the recent trading prices for the Shares (the closing sale price on the last trading day before the transaction was publicly announced and the highest closing sale price over the past two months were each $16.875 per Share; the highest closing sale price over the past three months was $19.250) and in excess of the highest closing sale price for the Shares over the entire period of time the Shares have traded on the Nasdaq National Market which began in March 1995 (such highest closing sale price was $22.00 per Share on August 22, 1997; six months ago it was $19.125, one year ago it was $12.50; two years ago it was $15.00; and on the first day of trading on March 15, 1995 it was $11.375);

          (iv) The fact that the $23.90 per share price to be received by the Stockholders in the Offer and the Merger compares favorably to prices paid in other similar transactions;

          (v) The presentation by A.G. Edwards at the February 11 and February 15 Board meetings and the fairness opinion delivered by A.G. Edwards to the Board to the effect that, as of the date of such opinion and subject to certain matters stated therein, the $23.90 cash consideration to be received by the Stockholders in the Offer and the Merger is fair to such holders from a financial point of view;

          (vi) Alternatives to the transaction, including other transaction types and the possibility of remaining independent, as well as consideration of the long-term and short-term interests of the Stockholders;

          (vii) The conflicts of interest arising from the transaction involving the Company's officers and directors, including consideration of existing employment and transitional compensation agreements, stock option plans and the McNamee Employment Agreement, and other change-of-control consequences;

          (viii) The unanimous recommendation and approval of the transaction by an acquisition committee consisting of all seven non-employee directors of the Company;

          (ix) The extensive negotiations between the Company and Parent and their respective financial advisors, leading to the belief by the Board that $23.90 per Share represented the highest price per Share that could be negotiated with Parent.

          (x) The views expressed by management and the Board's conclusion that it was not likely that any other party would propose a transaction that was more favorable to the Company and the Stockholders;

          (xi) The fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to furnish non-public information and data, and enter into discussions and negotiations, in connection with an unsolicited acquisition proposal and to recommend an unsolicited proposal to the Stockholders under certain circumstances;

          (xii) The fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of an alternative acquisition proposal, and that the $6,000,000 termination fee payable by the Company represents approximately 3% of the aggregate consideration to be paid in the Offer and the Merger;

          (xiii) The availability in the Merger of appraisal rights under Delaware law for dissenting Shares; and

          (xiv) The Board's belief, based in part on the factors referred to above, that the $23.90 per Share price reflects the current value inherent in the Company and that the Stockholders' best interests would be best served by accepting the Offer.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the variety of factors considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. In addition, individual members of the Board may have given different weights to different factors. The Board viewed its recommendation as being based on the totality of the information presented to and considered by it under the circumstances.

     OPINION OF FINANCIAL ADVISOR

     The Board engaged A.G. Edwards to serve as its exclusive financial advisor in connection with the Offer and to render an opinion as to the fairness from a financial point of view to the holders of the outstanding Shares. A.G. Edwards rendered its opinion on February 16, 1998 to the Board that, as of such date and based upon and subject to certain matters stated therein, the consideration to be received by the Stockholders in the Offer and the Merger is fair to the Stockholders from a financial point of view. A copy of the opinion, dated February 16, 1998, which sets forth the assumptions made, matters considered, the scope and limitations of the review undertaken and the procedures followed by A.G. Edwards is filed as Exhibit 5 hereto and is incorporated herein by reference. Stockholders are urged to read the opinion carefully and in its entirety for assumptions made, matters considered and limits of the review by A.G. Edwards. Stockholders should note that the opinion expressed by A.G. Edwards was provided for the benefit and use of the Board in its evaluation of the Offer and does not constitute a recommendation to any Stockholder as to whether such Stockholder should accept the Offer. No limitations were placed on A.G. Edwards by the Board with respect to the investigations made or the procedures followed in preparing and rendering its opinion.

     BOARD PLANS IF THE OFFER IS UNSUCCESSFUL

     It is expected that, if the Shares are not purchased by Purchaser in accordance with the terms of the Offer and the Merger does not occur in accordance with the Merger Agreement, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to an engagement letter dated January 30, 1998, the Company retained A.G. Edwards to act as its exclusive financial advisor in the possible sale of the Company. As part of its engagement, A.G. Edwards has provided financial advice and assistance in connection with the Company's evaluation of the Offer and the Merger and, if applicable, will provide financial advice and assistance in connection with other unsolicited competing proposals for the acquisition of the Company. Such advice and assistance includes advising the Board on the financial aspects of a transaction involving a sale of the Company, analyzing alternative transaction forms, performing valuation analyses, attending Board meetings and assisting the Company in negotiating the financial aspects of such a transaction. A.G. Edwards' engagement also provides for its opinion as to the fairness, from a financial point of view, to the Stockholders of such a transaction.

     Under the engagement letter, the Company agreed to pay A.G. Edwards a fee for its services, which fee differs depending on the outcome of its assignment. If the transactions contemplated by the Merger Agreement are consummated without other competing proposals for the Company being made, A.G. Edwards' fee will be equal to 0.75% of the aggregate consideration to be paid in the Offer and the Merger (or approximately $1,635,000), payable upon consummation of such transactions. If a transaction involving the sale of the Company is consummated in a competitive proposal environment, A.G. Edwards' fee will be equal to 1.00% of the aggregate consideration to be paid to the Company or the Stockholders in the transaction. A.G. Edwards is entitled to a fee for issuing its fairness opinion (described above) equal to $350,000 which is credited against the percentage fee described above. If no transaction involving the sale of the Company is consummated, A.G. Edwards will charge the Company a "time and efforts" advisory fee based upon its customary hourly rates which will not exceed $50,000 per 30-day period. The Company has also agreed to reimburse A.G. Edwards for its reasonable out-of-pocket expenses. The Company is required to indemnify A.G. Edwards against certain liabilities, including liabilities under the federal securities laws or relating to, or arising out of, A.G. Edwards' engagement as financial advisor, except for instances involving A.G. Edwards' gross negligence or willful misconduct. The engagement letter may be terminated by either the Board or A.G. Edwards, with or without cause, upon written notice to the other party, although A.G. Edwards will be entitled to its fee in the event that within 12 months after such termination by the Board, a transaction involving the sale of the Company is consummated with Parent, a buyer contacted by A.G. Edwards at the Company's request during the term of A.G. Edwards' engagement or a buyer that had proposed, or with which the Company held discussions, regarding such a transaction during the term of A.G. Edwards' engagement or within 12 months thereafter.

     In the ordinary course of business, A.G. Edwards and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Stockholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, except as described herein, no transactions in the Shares have been effected during the past 60 days by the Company or by an executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries presently intend to tender into the Offer any Shares which are held of record or beneficially owned by such persons.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as set forth in this Schedule 14D-9, the Company has not undertaken any negotiations in response to the Offer, and no negotiations are underway, which relate to or would result in (i) an extraordinary transaction involving the Company, (ii) a purchase, sale or transfer of a material amount of the assets of the Company, (iii) a tender offer from or other acquisition of securities by or of the Company or (iv) a material change in the present capitalization or dividend policy of the Company. Pursuant to the Merger Agreement, however, and as described under the "Merger Agreement -- No Solicitation" in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary obligations under applicable law.

     (b) Except as described in Item 3(b) and Item 4 above, there are presently no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in paragraph (a) of this Item 7.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Purchaser and Parent have informed the Company that, except as described in this Item 8, based on a review of publicly available information concerning the Company, but without any independent investigation thereof, neither entity is aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative of regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser as contemplated herein. Should any such approval or other action be required, Purchaser and Parent have informed the Company that they currently contemplate that such approval or other action will be sought, except as described below under "State Takeover Laws." There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered.

     STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp.
v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions.

     The Company's Restated Certificate of Incorporation and Bylaws contain provisions electing that the Company not be governed by Section 203 of the DGCL. In addition, the Company's Board and an independent committee of the Board consisting entirely of disinterested directors have each approved the Merger Agreement and the transactions contemplated by it, including the Offer and the Merger, excluding it from the "business combination" provisions of Section 203 of the DGCL and the Arizona Corporate Takeover Act (the "ACTA"). Similarly, the definition of "control share acquisition" under the ACTA contains an exclusion for certain acquisitions to which the subject corporation is a party, and the Company is a party to the

Merger Agreement which provides for the Offer and the Merger. Accordingly, the Company believes that the restrictions of those statutes do not apply to the transactions contemplated by the Offer, the Merger or the Merger Agreement.

     The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in the Merger Agreement or any action taken by the Company in connection with the Offer or the Merger is intended as a waiver of such right.

     ANTITRUST. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may be consummated following the expiration of a 15-day waiting period following the filing by the Company and Parent, respectively, of a Notification and Report Form with respect to the Offer, unless either the Company or Parent receives a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC") or unless early termination of the waiting period is granted. The Company expects to file a Notification and Report Form with respect to the Offer as soon as practicable following commencement of the Offer. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material from the Company concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., Eastern Standard Time, on the tenth calendar day after the date of substantial compliance by the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Company. In practice, complying with a request for additional information or documentary material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Moreover, the Merger Agreement generally provides that the Offer may be extended for an aggregate period of not more than 90 days in the event that any condition to the Offer is not satisfied.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser's proposed acquisition of the Company. At any time before or after Purchaser's purchase of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of Parent or its subsidiaries, or the Company or its subsidiaries. Private parties may also bring legal action under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such challenge is made, of the result hereof.

     MISCELLANEOUS. The Information Statement attached hereto as Schedule I is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of the Company other than at a meeting of Stockholders following the purchase by Purchaser of Shares pursuant to the Offer.

     Purchaser's Offer to Purchase and Letter of Transmittal describing the Offer are included in the materials being sent to the Stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.    Agreement and Plan of Merger dated as of February 16, 1998 among Parent,
              Purchaser and the Company.
Exhibit 2.    Stockholders Agreement dated as of February 16, 1998 among Parent, Purchaser and the Stockholders named therein.
Exhibit 3.    McNamee Employment Agreement.
Exhibit 4.    Letter to Stockholders.*
Exhibit 5.    Opinion of A.G. Edwards & Sons, Inc., dated February 16, 1998.*
Exhibit 6.    Text of Joint Press Release, dated February 17, 1998.
Exhibit 7.    Employment Offer Letter to Steven N. Lach.
Exhibit 8.    1987 Stock Option Plan (filed as Exhibit 10.10 to the Company's Registration
              Statement on Form S-1 filed with the Commission on January 9, 1995).
Exhibit 9.    Employee Stock Purchase Plan (filed as an exhibit to the Company's Registration
              Statement on Form S-8 filed with the Commission on December 27, 1995).
Exhibit 10.   1996 Stock Option Plan (filed as an exhibit to the Company's Registration
              Statement on Form S-8 filed with the Commission on August 11, 1997).
Exhibit 11.   Form of Indemnification Agreement for Officers and Directors (filed as Exhibit
              10.9 to the Company's Registration Statement on Form S-1 filed with the
              Commission on January 9, 1995).
Exhibit 12.   Employment Agreement between the Company and Frederick G. McNamee, III, dated as of August 1, 1997 (filed with the Commission as Exhibit 10.21 to the Company's
              Annual Report on Form 10-K for the year ended July 31, 1997).
Exhibit 13.   Letter to Frederick G. McNamee, III, Regarding Transitional Compensation dated
              May 8, 1997, (filed with the Commission as Exhibit 10.26 to the Company's Annual
              Report on Form 10-K for the year ended July 31, 1997).
Exhibit 14.   Employment Offer Letter to James Buchanan accepted July 28, 1997, (filed as
              Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended
              July 31, 1997).
Exhibit 15.   Letter to Joseph G. Andersen Regarding Transitional Compensation dated May 8,
              1997, (filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for
              the year ended July 31, 1997).

---------------
* Included in the materials sent to Stockholders of the Company.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    CONTINENTAL CIRCUITS CORP.



Date: February 20, 1998                             By: /s/ Frederick G. McNamee, III
                                                    -----------------------------------------------
                                                    Frederick G. McNamee, III
                                                    President and Chief Executive Officer

                                                                      SCHEDULE I

                           CONTINENTAL CIRCUITS CORP.
                             3502 EAST ROESER ROAD
                               PHOENIX, AZ 85040

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                            ------------------------

     This Information Statement is being mailed on or about February 20, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Continental Circuits Corp., a Delaware corporation (the "Company"), to the holders of shares of the Company's Common Stock, par value $.01 per share (the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. This Information Statement is being furnished in connection with the possible designation by Hadco Corporation, a Massachusetts corporation ("Parent"), and the direct parent of Hadco Acquisition Corp. II, a Delaware corporation ("Purchaser"), of persons (the "Parent Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of February 16, 1998 (the "Merger Agreement") among the Company, Parent and Purchaser as more fully described in the Schedule 14D-9 accompanying this Information Statement.

     Pursuant to the Merger Agreement, among other things, Purchaser commenced a cash tender offer on February 20, 1998 to purchase all of the issued and outstanding Shares at a price of $23.90 per Share, net to the seller in cash, as described in Purchaser's Offer to Purchase dated February 20, 1998 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the Offer). The Offer is scheduled to expire at 12:00 midnight, New York City time on March 19, 1998, unless extended. The Offer is subject to, among other things, the condition that a number of Shares representing at least 90% of the outstanding Shares on a fully diluted basis be validly tendered prior to the expiration of the Offer and not withdrawn (the "90% Tender Condition"), although Parent and Purchaser could, under certain circumstances described in the Merger Agreement, either modify such condition to reduce the minimum number of Shares being sought to a number of Shares that constitutes at least a majority of the Shares outstanding on a fully diluted basis on the date of purchase or terminate the Offer and pursue a cash merger. The Merger Agreement also provides for the merger (the "Merger") of Purchaser with and into the Company as soon as practicable after consummation of the Offer (or, under certain circumstances, following termination of the Offer if the 90% Tender Condition has not been satisfied). Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Parent. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by Parent, Purchaser, or any subsidiary of Parent or the Company, and other than Shares held by stockholders who shall have demanded and perfected appraisal rights, if any, under Delaware law) will be canceled and converted automatically into the right to receive cash in an amount of $23.90, without interest, less any required withholding taxes.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Schedule 14D-9 of the Company with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the
Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in Section 8 of the Offer to Purchase.

     NO ACTION IS REQUIRED BY THE STOCKHOLDERS OF THE COMPANY IN CONNECTION WITH THE DESIGNATION OF PARENT DESIGNEES TO THE BOARD. However, Section 14(f) of the Exchange Act requires the mailing to the Company's stockholders (the "Stockholders") of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Stockholders.

     The information contained in this Information Statement concerning Parent, Purchaser and the Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive office of Parent and Purchaser is located at 12A Manor Parkway, Salem, New Hampshire 03079.

RIGHT TO DESIGNATE DIRECTORS; PARENT DESIGNEES

     The Merger Agreement provides that promptly upon the purchase by Parent or any of its Subsidiaries pursuant to the Offer of such number of Shares which represents at least 50.1% of the outstanding Shares on a fully diluted basis, and from time to time thereafter, (i) Parent shall be entitled to designate such number of directors, rounded up to the next whole number as will give Parent, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board equal to the product of (x) the number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the aggregate number of Shares outstanding (but not more than 75%)(such number being, the "Board Percentage"), and (ii) the Company shall, upon request by Parent, promptly use its best efforts to satisfy the Board Percentage by (a) increasing the size of the Board or (b) using its best efforts to secure the resignations of such number of directors as is necessary to enable the Parent Designees to be elected to the Board and shall cause the Parent Designees promptly to be so elected; provided however, that in no event prior to the Effective Time shall the number of Continuing Directors (defined below) be less than one. At the request of Parent, the Company shall take, at the Company's expense, all lawful action necessary to effect any such election, including, without limitation, mailing to its Stockholders the information required by
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information has previously been provided to the Stockholders in the
Schedule 14D-9.

     Following the election or appointment of the Parent Designees pursuant to the Merger Agreement and prior to the Effective Time, any amendment or termination of the Merger Agreement, extension for the performance or waiver of the obligations or other acts of Parent or Purchaser, action which might affect the accuracy of the representations and warranties in the Merger Agreement, or waiver of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company then in office who are Continuing Directors. The term "Continuing Director" means each member of the Board on the date of the Merger Agreement who is a "disinterested director," as such term is used in Arizona Revised Statutes Section 10-2741 and any successor to any Continuing Director who was recommended to succeed such Continuing Director by a majority of the Continuing Directors then on the Board, but shall not mean any Parent Designee.

     Parent has advised the Company that it currently intends to designate one or more of the persons listed below to serve as directors of the Company. The Parent has advised the Company that each of such persons has consented to act as a director of the Company, if so designated.

     The following table sets forth the name, age, citizenship, present principal occupation or employment and material occupation, positions, offices or employment for the past five years of each of Parent's possible designees to the Board. Unless otherwise indicated below, the business address of each such person is 12A Manor Parkway, Salem, New Hampshire 03079. Unless otherwise indicated below, each individual has held his position for more than five years. Unless otherwise indicated below, each person is a citizen of the United States.

                                                PRESENT PRINCIPAL OCCUPATION OR
          NAME             AGE            EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------  ---     ---------------------------------------------------------
Andrew E. Lietz..........  59      Director of Hadco Corporation since 1993; President and
                                    Chief Executive Officer of Hadco Corporation since
                                    October 1995; Chief Operating Officer and Vice
                                    President of Hadco Corporation from July 1991 to
                                    October 1995; Director Wyman-Gordon Company since
                                    January 1998; Director of Energy North Natural Gas,
                                    Inc. since February 1998; Director, President and
                                    Assistant Secretary of Hadco Acquisition Corp. II since
                                    February 1998.

Timothy P. Losik.........  38      Senior Vice President of Hadco Corporation and Chief
                                    Financial Officer, Vice President and Treasurer of Hadco
                                    Corporation since March 1994; Controller of Hadco
                                    Corporation from June 1992 to March 1994; Corporate
                                    Accounting Manager of Hadco Corporation from March 1988
                                    to June 1992; Director, Vice President, Secretary and
                                    Treasurer of Hadco Acquisition Corp. II since February
                                    1998.

John D. Caruso, Jr.......  49      Senior Vice President of Hadco Corporation since
                                    September 1997; Managing Director of Worldwide
                                    Manufacturing at Cabletron Systems, a data
                                    communications company, from 1990 to September 1997.

Christopher T.                     Senior Vice President of Hadco Corporation since
Mastrogiacomo............  39       September 1997; Vice President of Hadco Corporation from
                                    January 1997 to September 1997; Business Unit Manager
                                    of Hadco Corporation from January 1994 to January 1997;
                                    Manufacturing Manager of Hadco Corporation from March
                                    1988 to January 1994.

Richard P. Saporito......  43      Senior Vice President of Hadco Corporation since
                                    September 1997 and Vice President of Hadco Corporation
                                    since December 1991.

Michael K. Sheehy........  50      Senior Vice President of Hadco Corporation since
                                    September 1997; Vice President of Hadco Corporation
                                    from March 1995 to September 1997; Vice President of
                                    Kendall Square Research Corp. from January 1991 to
                                    November 1994.

                                                PRESENT PRINCIPAL OCCUPATION OR
          NAME             AGE            EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------  ---     ---------------------------------------------------------
Robert E. Snyder.........  57      Senior Vice President of Hadco Corporation since
                                     September 1997; Managing Director of Asian Operations
                                     of Zycon Corporation from January 1996 to September
                                     1997; Vice President of Zycon Corporation from February
                                     1990 to January 1996.
Patricia Randall.........  47      General Counsel of Hadco Corporation since January 1998;
                                     partner in the law firm of Berlin, Hamilton & Dahmen,
                                     LLP from 1980 through January 1998.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

     The outstanding voting securities of the Company as of January 31, 1998 consisted of 7,290,343 Shares, with 989,200 Shares reserved for issuance pursuant to outstanding stock options granted by the Company to key employees and directors. Each Share is entitled to one vote.

PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of the Shares as of January 31, 1998, with respect to: (i) each person known by the Company to beneficially own more than five percent of the outstanding Shares; (ii) each director of the Company; (iii) each of the executive officers named in the Summary Compensation Table set forth herein; and
(iv) all executive officers and directors of the Company as a group.

                                                                            SHARES BENEFICIALLY
                                                                                 OWNED(1)
                                                                            -------------------
                     IDENTITY OF STOCKHOLDER OR GROUP                       NUMBER      PERCENT
--------------------------------------------------------------------------  -------     -------
Joseph G. Andersen........................................................    1,983(2)       *
Angelo A. DeCaro, Jr......................................................        0         --
E. Townes Duncan..........................................................        0         --
Robert W. Heller..........................................................        0         --
Mark R. Hollinger(3)......................................................      296          *
Albert A. Irato...........................................................        0         --
Michael F. Jarko..........................................................   60,000          *
John W. Maddux............................................................   27,300          *
Frederick G. McNamee, III.................................................  100,000(2)     1.4%
John W. Nance.............................................................    2,500          *
Lee A. Small(4)...........................................................   40,000          *
David C. Wetmore..........................................................        0         --
Neuberger & Berman LLC....................................................  742,200       10.2%
605 Third Avenue
New York, New York 10158(5)
The Prudential Insurance Company of America...............................  377,200        5.2%
751 Broad Street
Newark, New Jersey 07102(6)
Dresdner RCM Global Investors LLC.........................................  719,900        9.9%
Dresdner 4 Embarcadero Center
Suite 3000 San Francisco, California 94111(7)

                                                                            SHARES BENEFICIALLY
                                                                                 OWNED(1)
                                                                            -------------------
                     IDENTITY OF STOCKHOLDER OR GROUP                       NUMBER      PERCENT
--------------------------------------------------------------------------  -------     -------
Dresdner Bank AG..........................................................  719,900        9.9%
Jurgen-Ponto-Platz 1
60301 Frankfurt, Germany(8)
FMR Corp..................................................................  766,450       10.6%
82 Devonshire Street
Boston, Massachusetts 02109(9)
All directors and executive officers as a group (13 persons)..............  232,079        3.1%

---------------
*   Less than 1.0%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares which may be acquired upon exercise of stock options which are currently exercisable or which become exercisable within 60 days of the table are deemed beneficially owned by the optionee. Except as indicated by footnote, and subject to community property laws where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. The Merger Agreement provides that, upon the Effective Time, each holder of a then outstanding option to purchase Shares, whether or not then exercisable, shall receive the Option Consideration (as defined in the Merger Agreement) for each such option, but this table does not reflect such fact or the acceleration of options resulting from the Merger Agreement. The number of options held by current executive officers and directors is set forth in Schedule 14D-9. In accordance with the terms of the Stock Purchase Plans, upon the publication of the announcement of the Offer all options issued under such plans vested immediately and are exercisable.

(2) Indicates certain shares may be acquired upon exercise of employee incentive stock options; 1,666 shares by Mr. Andersen and 100,000 shares by Mr. McNamee.

(3) Mr. Hollinger terminated employment on August 16, 1997.

(4) Mr. Small terminated employment on July 25, 1997.

(5) Derived from a Schedule 13G dated February 11, 1998 filed by Neuberger & Berman LLC ("Neuberger") pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act") 1934 Act. The Schedule 13G states that Neuberger is a broker or dealer registered under Section 15 of the 1934 Act and an investment advisor registered under Section 203 of the 1940 Act, and that Neuberger has "shared power to make decisions whether to retain or dispose of securities of many unrelated clients" but "does not, however have any economic interest in the securities of those clients" as "[t]he clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sales of such securities."

(6) Derived from a Schedule 13G dated February 10, 1998 filed by the Prudential Insurance Company of America ("Prudential") pursuant to the 1934 Act. The
    Schedule 13G states that Prudential is an insurance company as defined in
    Section 3(a)(19) of 1934 Act and an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940 (the "1940 Act"), that Prudential "may have direct or indirect voting and/or investment discretion" over the shares of the Company's stock, and that the shares "were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control" of the Company

(7) Derived from a Schedule 13G dated January 30, 1998 jointly filed by Dresdner RCM Global Investors LLC ("RCM"), RCM Limited L.P. ("RCM Limited") and RCM General Corporation ("RCM General") pursuant to the 1934 Act. The Schedule 13G states that RCM is an investment advisor registered under Section 203 of the 1940 Act, that RCM Limited is the managing agent of RCM, and that RCM General is the general partner of RCM Limited.

(8) Derived from a Schedule 13G dated January 30, 1998 filed by Dresdner Bank AG ("Dresdner") pursuant to the 1934 Act. The Schedule 13G states that Dresdner is the parent of RCM, an investment advisor registered under Section 203 of the 1940 Act, and that Dresdner "has beneficial ownership of the securities reported on this Schedule 13G only to the extent that Dresdner may be deemed to have beneficial ownership of securities deemed beneficially owned by RCM."

(9) Derived from a Schedule 13G dated January 10, 1998 filed by FMR Corp. ("FMR"), Edward C. Johnson 3d and Abigail P. Johnson pursuant to the 1934 Act. The Schedule 13G states that FMR is the parent of Fidelity Management & Research Company ("Fidelity"), an investment advisor registered under
    Section 203 of the 1940 Act, and that Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding stock of FMR. Mr. Johnson 3d, FMR, through its control of Fidelity, and the Fidelity funds each has sole power to dispose of the Shares owned by the funds. The power to vote the Shares owned by the funds resides with the funds' Board of Trustees.

     Parent and Purchaser have entered into a Stockholders Agreement dated February 16, 1998 (the "Stockholders Agreement"), with Frederick G. McNamee, III, James Buchanan, Steven N. Lach and Jerome Wilson (the "Selling Stockholders"), pursuant to which, among other things, the Selling Stockholders have agreed to tender the Shares beneficially owned by them in the Offer (approximately 7.0% of the Company's outstanding Shares calculated on a fully diluted basis).

                             THE BOARD OF DIRECTORS

PARENT DESIGNEES

     As of the date of this Information Statement, Parent has not determined who will be Parent Designees. However, Parent Designees shall be elected from among the individuals identified hereinabove. None of the Parent Designees or their associates is a director of, or holds any position with, the Company. Mr. Lietz, President and Chief Executive Officer of Parent and President of Purchaser, owns 1,000 Shares which were acquired in open market purchases in December, 1996. To the best knowledge of the Company, none of the other Parent Designees or their associates beneficially owns any equity securities of the Company or has been involved in any transaction with the Company or any of its directors or executive officers that are required to be discussed pursuant to the rules and regulations of the Commission.

CURRENT DIRECTORS

     The Company's Restated Certificate of Incorporation provides that the Board shall be divided into three classes with each class holding office for a three-year term. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Board. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board resulting from death, resignation, disqualification, removal from office or other cause shall be filled by a majority vote of the directors remaining in office, even if less than a quorum, and directors so chosen shall hold office for a term expiring at the annual stockholders meeting at which the term of the class to which they have been elected expires.

     The Company's Restated Certificate of Incorporation provides that the number of directors which shall constitute the whole Board shall be not less than three nor more than nine and shall be fixed exclusively by one or more resolutions adopted from time to time by the Board. The authorized number of directors is currently set at nine. There is one vacancy on the Board.

     The Board is currently comprised of eight directors and is classified into three classes: directors with terms expiring in 1998 are Frederick G. McNamee, III and David C. Wetmore; directors with terms expiring in 1999 are Angelo A. DeCaro, Jr., Albert I. Irato and John W. Nance; and directors with terms expiring in 2000 are Michael F. Jarko, E. Townes Duncan and Robert W. Heller. Certain information about the Company's directors is set forth below:

ANGELO A. DECARO, JR., 46, was elected as a Director of the Company on September 7, 1995 to fill a vacancy on the Board. Since July 1995, Mr. DeCaro has been President, Chief Executive Officer and a Director of XeTel Corporation, Austin, Texas, an assembler of electronic cards, and from 1993 through July 1995, he was President, Chief Operating Officer and a Director of that company. Prior to that time, Mr. DeCaro was Director of Operations -- Printed Wiring Board Products and Services at the IBM circuit board facility in

Austin, Texas from 1992 to 1993, and Plant Manager of the same facility from 1989 to 1992. From 1974 through 1989, Mr. DeCaro served IBM in various other management capacities.

E. TOWNES DUNCAN, 44, was elected to the Board on December 12, 1997, and is President of Solidus, LLC, a private investment firm, since January 1997. Mr. Duncan has been a Director of Comptronix Corporation, a provider of electronics contract manufacturing services, since April 1988, and has served as its Chairman of the Board and Chief Executive Officer since November 1993. Comptronix Corporation filed a petition for Chapter 11 protection in August 1996 and completed the sale of all of its assets in November 1996. Mr. Duncan was a Vice President of Massey Burch Investment Group, Inc., a venture capital firm, from 1985 to November 1993. Mr. Duncan is also a director of: J. Alexander's Corporation, an owner and operator of restaurants in eight states; Corporate Family Solutions, an operator of employer-sponsored child care centers; and Sirrom Capital Corporation, a specialty finance company.

ROBERT W. HELLER, 51, was elected to the Board on December 12, 1997, and is Chief Executive Officer of MiTech Research and Development, Inc., a startup company involved in the environmental clean up business, since September 1996. Mr. Heller held a variety of management positions with Advance Circuits, Inc. ("ACI") a manufacturer of printed circuit boards, from January 1977 to September 1996. Mr. Heller's positions with ACI included Chief Executive Officer from 1991 to September 1996, President and Chief Operating Officer from 1987 to 1991, Executive Vice President from 1981 to 1987, and Vice President of Manufacturing from January 1977 to 1981. Mr. Heller was also Chairman of the Board of ACI in 1994 and 1995. ACI was purchased by Johnson Matthey in September 1995. Mr. Heller is also a director of: Reuter Manufacturing, Inc., a contract manufacturer of precision machined products and assemblies; Capri, Inc., a software provider; Fieldworks, Inc., a technology company that manufactures and markets lap top computers; and various other non-public companies.

ALBERT A. IRATO, 59, was elected as a Director of the Company on September 7, 1995, to fill a vacancy on the Board. Since 1992, Mr. Irato has been President and Chief Executive Officer of Hypercom, Inc. Phoenix, Arizona, a manufacturer of electronic point of sale systems. From 1985 until 1992, Mr. Irato served in various management capacities at American Express Corp., most recently as Senior Vice President.

MICHAEL F. JARKO, 60, was a Director of the Company from 1978 to 1987 and re-elected to the Board in December 1988. Prior to his retirement in 1987, Mr. Jarko was President and owner of Jarko Associates, a Phoenix-based manufacturers' representative company. From 1977 to July 1987, all marketing services for the Company were provided by Jarko Associates. In July 1987, substantially all of the Jarko employees who were devoting their efforts exclusively to marketing the Company's products were hired by the Company.

FREDERICK G. MCNAMEE, III, 40 has been President and Chief Executive Officer of the Company since September 1994, Director since November 11, 1994, and Chairman of the Board since December 16, 1994. Mr. McNamee spent the past 15 years with IBM in Austin, Texas in a variety of circuit board manufacturing positions. He most recently was manager of the IBM circuit board facility in Austin from November 1992 to September 1994 during its transition from a captive manufacturer with sales solely to IBM to a significant merchant manufacturer with sales to other OEMs. From 1989 to 1992, Mr. McNamee served as Volume Production Manager of the IBM facility in Austin.

JOHN W. NANCE, 61, was a Director from 1975 to 1987 and was re-elected to the Board in December 1993. Prior to his retirement in 1993, Mr. Nance was the Manager of Large Systems Business Planning for Bull-HN Worldwide Information Systems in Phoenix for three years and a forecasting/business analyst for Bull-HN for the preceding two years.

DAVID C. WETMORE, 49, was elected to the Board in December 1995. Mr. Wetmore has been Managing Director of The Updata Group, Inc., a Holmdel, New Jersey investment banking firm, since November 20, 1995. From November 1992, to November 1995, Mr. Wetmore was the Chief Operating Officer of Legent Corp., a publicly traded systems software company in Herndon, Virginia. From February 1988 to November 1992, he was the Chairman of the Board, Chief Executive Officer and President of Goal Systems International, a systems software company in Columbus, Ohio that began public trading of its stock in 1989. Mr. Wetmore is also a director of the following entities: Walker Interactive Systems, a publicly traded application software company in San Francisco, California; Nationwide Investing Foundation, a Columbus, Ohio registered public investment company, and various other non-public companies.

                       EXECUTIVE OFFICERS OF THE COMPANY

     Executive officers of the Company are elected by the Board to serve until their successors are elected and qualified. The following table sets forth certain information about the Company's current executive officers:

NAME                            AGE                  POSITION
----                            ---    -----------------------------------------------
Frederick G. McNamee, III.....  40     Chairman of the Board, President and Chief
                                       Executive Officer

Joseph G. Andersen............  40     Vice President -- Finance, Chief Financial
                                       Officer, Secretary and Treasurer

James Buchanan................  50     Vice President -- Sales and Marketing

Robert A. Kosciusko...........  48     Vice President -- Human Resources

Steven N. Lach................  36     Vice President -- Operations

John W. Maddux................  59     Vice President -- Quality and Engineering

MR. MCNAMEE joined the Company as President and Chief Executive Officer in September 1994, and has served as a Director since November 11, 1994, and as Chairman of the Board since December 16, 1994. He spent the previous 15 years with IBM in Austin, Texas in a variety of circuit board manufacturing positions. He was manager of the IBM circuit board facility in Austin from November 1992 to September 1994 during its transition from a captive manufacturer with sales solely to IBM to a significant merchant manufacturer with sales to other OEMs. From 1989 to 1992, Mr. McNamee served as Volume Production Manager of the IBM facility in Austin.

MR. ANDERSEN joined the Company on September 3, 1996 as Vice
President -- Finance, Chief Financial Officer, Secretary and Treasurer. Mr. Andersen served as Vice President and Chief Financial Officer of Comptronix Corp., a Brentwood, Tennessee-based printed circuit board assembler with operations in the United States and Mexico, from July 1994 to August 1996, and as Director of Accounting from July 1993 to July 1994. Prior to July 1993, he served in a variety of senior financial management positions with Augat, Inc., a manufacturer of connectors, chip carriers and board testers.

MR. BUCHANAN joined the Company as Vice President -- Sales and Marketing on July 28, 1997. Before joining the Company, Mr. Buchanan served as Vice President of Sales and Marketing for Hadco Corporation, a supplier of advanced electronic interconnect products and services based in New Hampshire, from January 1997 to July 1997. From April 1991 to January 1997, Mr. Buchanan was Vice President of Sales of Zycon Corp., a California based competitor of Hadco Corporation which was acquired by Hadco Corporation in January 1997. Mr. Buchanan began his career with Zycon in 1984 and held several sales and marketing positions.

MR. KOSCIUSKO has served the Company as Vice President -- Human Resources since August 1995 and as Director of Human Resources from February 1991 until August 1995. From 1984 to 1991, he was Human Resources Manager for Ringier International, a printing company.

MR. LACH joined the Company as Vice President -- Operations on October 21, 1997. Before joining the Company, Mr. Lach served as Manager of Manufacturing for Via Systems, a manufacturer of printed circuit boards located in Richmond, Virginia, from December 1996 to October 1997. Mr. Lach joined AT&T Corp. in Richmond, Virginia in February 1995 and was employed by AT&T until the Richmond facility was spun off to Lucent Technologies Inc. in September 1995. Mr. Lach was then employed by Lucent from September 1995 until the Richmond facility was sold to Via Systems in December 1996. Prior to February 1995, Mr. Lach was Operations Manager of Hadco-Owego from June 1991 to February 1995, and held several positions with Parlex Nevada of Carson City, Nevada, including Plant Manager from June 1990 to May 1991 and Operations Manager from October 1986 to June 1990.

MR. MADDUX has been the Vice President -- Quality and Engineering of the Company since 1981. He joined the Company in 1979 as Manager of Quality Control. He also served as a Director of the Company from November 1989 through November 1994. Prior to 1979, Mr. Maddux served 19 years in manufacturing capacities relating to circuit boards with General Electric Company and Honeywell Information Systems in Phoenix, Arizona.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board held a total of seven meetings during the Company's fiscal year ended July 31, 1997. No director attended fewer than 75% of the aggregate of all meetings of the Board and any committee on which such director served during the period of such service. The Board currently has an Audit Committee, a Compensation Committee and a Nominating Committee.

     The Audit Committee currently consists of Messrs. Nance and DeCaro, and met two times in fiscal 1997. Mr. Michael O. Flatt was a member of the Audit Committee until his resignation as a Director of the Company effective November 10, 1997. The Audit Committee reviews the financial affairs and procedures of the Company with management and meets the Company's auditors to review financial statements and procedures.

     The Compensation Committee currently consists of Messrs. Jarko, Irato and Wetmore, and met three times in fiscal 1997. The Compensation Committee reviews the Company's executive compensation programs and makes specific compensation recommendations to the Board with respect to the salaries, bonuses and benefit plans for the Company's executive officers.

     The Nominating Committee currently consists of Messrs. McNamee and Jarko, and did not meet in fiscal 1997. Mr. Michael O. Flatt was a member of the Nominating Committee until his resignation as a Director of the Company effective November 10, 1997. The Nominating Committee makes recommendations to the Board regarding nominations of persons to be directors of the Company.

DIRECTOR COMPENSATION

     Directors who are not employees of the Company currently receive $10,000 per year plus $1,000 per meeting attended ($2,000 for a nonemployee Chairman of the Board), plus $500 per committee meeting attended, plus reimbursement for reasonable expenses incurred in attending meetings. Officers are elected annually by and serve at the discretion of the Board. There are no family relationships among any of the officers and directors. In calendar year 1997, the Company granted each non-employee director options to purchase 5,000 shares at fair market value on the date of grant which become exercisable to the extent of 1,000 shares on the anniversary dates of the date of grant.

COMPENSATION OF EXECUTIVE OFFICERS

                            SUMMARY OF COMPENSATION

     The following table sets forth, with respect to the years ended July 31, 1997, 1996 and 1995, compensation awarded to, earned by or paid to (i) the Chief Executive Officer of the Company, (ii) the three most highly compensated executive officers who were serving as executive officers of the Company at July 31, 1997 whose total salary and bonus for fiscal 1997 exceeded $100,000, and
(iii) one additional person who served as an executive officer during fiscal 1997 whose total salary and bonus for such year exceeded $100,000 ("Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                                                     ------------
                                                    ANNUAL COMPENSATION               SECURITIES
                                         -----------------------------------------    UNDERLYING
                                FISCAL                              OTHER ANNUAL     OPTIONS/SARs      ALL OTHER
 NAME AND PRINCIPAL POSITION     YEAR    SALARY($)   BONUS($)(1)   COMPENSATION($)      (2)(#)      COMPENSATION(3)
------------------------------  ------   ---------   -----------   ---------------   ------------   ---------------
Frederick G. McNamee, III.....   1997     188,462       20,000          (4)              50,000          3,460
Chairman of the Board            1996     178,365       20,000          (4)                   0          2,356
  President and Chief            1995     154,807       95,000          (4)             200,000          2,044
  Executive Officer

John W. Maddux................   1997     150,769       10,000          (4)                   0          3,032
Vice President -- Quality        1996     140,962            0          (4)              20,000          3,231
  and Engineering                1995     125,000       15,000          (4)                   0          3,060

Mark R. Hollinger(5)..........   1997     140,096       10,000          (4)              40,000          2,667
Vice President -- Operations     1996     125,097            0          (4)              20,000          2,744
                                 1995      84,811       15,000          (4)              20,000          2,254

Lee A. Small(6)...............   1997     174,462            0          (4)                   0          3,001
Vice President -- Sales and      1996     163,731            0          (4)              20,000          3,631
  Marketing                      1995     150,000       20,000          (4)                   0          3,457

Joseph G. Andersen(7).........   1997     132,693       20,000          (4)             125,000          1,966
Vice President -- Finance
  Secretary and Treasurer

---------------
(1) Bonus earned in respect of indicated fiscal year and paid in subsequent fiscal year.

(2) Consists entirely of stock options.

(3) Employer matching contributions pursuant to the Company's 401(k) plan and life insurance premiums paid by the Company in the amount of $108 per month in fiscal 1997, $108 per month in fiscal 1996 and $108 per month in fiscal 1995.

(4) Auto allowance in an amount less than 10% of the total annual salary and bonus.

(5) Mr. Hollinger terminated employment on August 16, 1997.

(6) Mr. Small terminated employment on July 25, 1997.

(7) Mr. Andersen commenced employment on September 3, 1996.

     Two executive officers not included in the Summary Compensation Table are James Buchanan, Vice-President -- Sales and Marketing who accepted an offer of employment with the Company on July 28, 1997 and Steven N. Lach, Vice-President -- Operations who accepted an offer of employment with the Company on October 16, 1997. Messrs. Buchanan and Lach's base compensation is $170,000 and $150,000, respectively, in the Company's 1998 fiscal year.

                    OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)

     The following table sets forth for each Named Executive Officer certain information concerning individual grants of stock options during the 1997 fiscal year.

                                                    INDIVIDUAL GRANTS                          POTENTIAL REALIZED
                               ------------------------------------------------------------     VALUE AT ASSUMED
                                NUMBER OF                                                     RATES OF ANNUAL STOCK
                                SECURITIES      % OF TOTAL OPTIONS/                            PRICE APPRECIATION
                                UNDERLYING        SARs GRANTED TO     EXERCISE                 FOR OPTION TERM(2)
                               OPTIONS/SARs          EMPLOYEES         PRICE     EXPIRATION   ---------------------
            NAME                 GRANTED          IN FISCAL YEAR       ($/Sh)       DATE       5%($)       10%($)
-----------------------------  ------------     -------------------   --------   ----------   --------   ----------
Frederick G. McNamee, III....     50,000(3)             11.6%          $13.25     5/20/2007   $416,700   $1,056,000
Joseph G. Andersen(6)........     75,000(4)             17.3%          $10.63     8/02/2003   $324,500   $  756,400
                                  50,000(3)             11.6%          $13.25     5/20/2007   $416,700   $1,056,000
Mark R. Hollinger(7).........     40,000(3)(5)           9.3%          $13.25     5/20/2007   $333,400   $  844,820
John W. Maddux...............          0                   0                0             0          0            0
Lee A. Small(8)..............          0                   0                0             0          0            0

---------------
(1) Consists entirely of stock options.

(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% or 10% compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of the Shares. The potential realizable value of the foregoing options is calculated by assuming that the market price of the underlying security appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the lst day of its term at the appreciated price.

(3) The option may be exercised for 20% of the underlying stock beginning on May 20, 1998, for another 20% beginning on May 20, 1999, for another 20% beginning on May 20, 2000, for another 20% beginning on May 20, 2001, and for the final 20% beginning on May 20, 2002.

(4) The option may be exercised for 40% of the underlying stock beginning on August 2, 1999, for another 20% beginning on August 2, 2000, for another 20% beginning on August 2, 2001, and for the final 20% beginning on August 2, 2002.

(5) Canceled in connection with termination of employment on August 16, 1997.

(6) Mr. Andersen commenced employment on September 3, 1996.

(7) Mr. Hollinger terminated employment on August 16, 1997.

(8) Mr. Small terminated employment on July 25, 1997.

     Two executive officers not included in the executive compensation tables, Messrs. Buchanan and Lach, were granted stock options for 75,000 and 50,000 underlying Shares, respectively, in calendar year 1997.

 AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE(1)

     The following table sets forth information with respect to each Named Executive Officer concerning option exercises during the last fiscal year and the number and value of options outstanding at the end of the last fiscal year.

                                                   NUMBER OF SECURITIES
                                                  UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                       OPTIONS/SARs             IN-THE-MONEY OPTIONS/SARs
                                                    AT FISCAL YEAR END              AT FISCAL YEAR END
NAME                                             EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(2)
----                                             -------------------------     ----------------------------
Frederick G. McNamee, III......................        60,000/190,000               $915,000/$1,372,500
Joseph G. Andersen(3)..........................             0/125,000                     $0/  $852,750
Mark R. Hollinger(4)...........................             0/ 80,000                     $0/  $585,000
John W. Maddux.................................             0/ 20,000                     $0/  $305,000
Lee A. Small(5)................................             0/ 20,000                     $0/  $305,000

---------------
(1) No SARs are outstanding.

(2) Value is based on the difference between the exercise price of such options and the closing price of the Company's Shares on the Nasdaq National Market on July 31, 1997 of $18.50 per share.

(3) Mr. Andersen commenced employment on September 3, 1996.

(4) Mr. Hollinger terminated employment on August 16, 1997.

(5) Mr. Small terminated employment on July 25, 1997.

                EMPLOYMENT CONTRACTS, TERMINATION OF EMPLOYMENT,
                       AND CHANGE IN CONTROL ARRANGEMENTS

     Frederick G. McNamee, III entered into an employment agreement with the Company dated August 1, 1997 replacing his previous agreement with the Company dated August 25, 1994, pursuant to which he is employed as Chairman of the Board, President and Chief Executive Officer. Under the agreement, Mr. McNamee is entitled to an annual base salary of $235,000 per year, plus an incentive bonus to be based on an incentive compensation program for key employees to be designed by the Company's Compensation Committee and presented to the Company's Board for review. In addition, the Company agreed to grant Mr. McNamee options to purchase 150,000 shares the Company's common stock at fair market value on the date the Agreement was executed, which options are exercisable to the extent of 2,500 on August 31, 1997, and so long as Mr. McNamee is employed by the Company, an additional 2,500 on the last day of each calendar month thereafter. The agreement provides for an employment term of two years commencing on August 1, 1997, which term shall automatically renew for additional one year terms until notice of non-renewal by either party.

     Mr. McNamee also entered into a transitional compensation agreement with the Company dated May 8, 1997, pursuant to which he shall be entitled to severance benefits in the event of a change of control of the Company during the term of his employment. If a change in control of the Company occurs during the term of Mr. McNamee's employment, and his employment with the Company is terminated within 24 months after such change in control, he shall be entitled to base salary, other earned or accrued compensation, and other benefits depending on the reason for such termination. The agreement terminates on December 31, 1998 unless extended pursuant to the terms thereof.

     Mr. McNamee has entered into an Employment Agreement with Parent, to become effective following the transactions contemplated by the Merger Agreement, which will supersede the employment agreement and transitional compensation agreement described above. See Item 3(b) in Schedule 14D-9.

     Joseph G. Andersen accepted an employment offer letter from the Company on September 3, 1996, pursuant to which he is employed as Vice
President -- Finance, Chief Financial Officer, Secretary and Treasurer. The letter grants Mr. Andersen a base salary of $150,000 plus a monthly car allowance and other customary benefits. In addition, the Company granted Mr. Andersen options to purchase 75,000 shares of the Company's common stock at fair market value on the date of acceptance of the Company's offer of employment. The letter does not specify an employment term.

     Mr. Andersen also entered into a transitional compensation agreement with the Company dated May 8, 1997, pursuant to which he shall be entitled to severance benefits in the event of a change of control of the Company during the term of his employment. If a change in control of the Company occurs during the term of Mr. Andersen's employment, and his employment with the Company is terminated within 18 months after such change in control, he shall be entitled to base salary, other earned or accrued compensation, and other benefits depending on the reason for such termination. The agreement terminates on December 31, 1998 unless extended pursuant to the terms thereof.

     James Buchanan accepted an employment offer letter from the Company on July 28, 1997, pursuant to which he is employed as Vice President -- Sales and Marketing. The letter grants Mr. Buchanan a base salary of $170,000 plus a monthly car allowance and a one-time signing bonus, and other customary benefits. In addition, the Company granted Mr. Buchanan options to purchase 75,000 shares of the Company's common stock at fair market value on July 28, 1997. The letter states that if Mr. Buchanan's employment is terminated during the first 12 months of his employment for any reason other than criminal activity or ethical misconduct, he will receive 24 months of base salary from the date of termination. The letter does not specify an employment term.

     Steven N. Lach accepted an employment offer letter from the Company on October 16, 1997, pursuant to which he is employed as Vice
President -- Operations. The letter grants Mr. Lach a base salary of $150,000 plus a signing bonus of $25,000, relocation assistance, a monthly car allowance and other customary benefits. In addition, the Company granted to Mr. Lach options to purchase 50,000 Shares at fair market value on the date of acceptance of the Company's offer of employment. Mr. Lach is entitled to severance benefits equal to 12 months of base salary if during the first 12 months of his employment he is terminated for any reason other than cause related to criminal activity or ethical misconduct. The letter does not specify an employment term.

     The Company's 1987 Stock Option Plan and 1996 Stock Option Plan (the "Stock Option Plans") each provides that in the event (a) of a merger, consolidation or reorganization with another corporation in which the Company is not the surviving corporation or (b) the Company agrees to be acquired, the Company is subject to a non-negotiated takeover attempt, or there is a change in control of the Company, all options outstanding and unexercised under the Stock Option Plans shall immediately become exercisable. In accordance with the terms of the Stock Option Plans, upon publication of the announcement of the Offer, all options issued under such plans vested immediately and are exercisable.

     The Company's 1987 Stock Option Plan provides that in the event of a merger, consolidation or reorganization with another corporation in which the Company is not the surviving corporation, appropriate provision may be made with respect to outstanding and unexercised options to either (a) substitute on an equitable basis appropriate shares of the surviving corporation or (b) cancel such options upon payment of the fair market value of such options to the respective holders.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     Committee Role. The Compensation Committee of the Board (the "Committee") reviews the Company's executive compensation programs and makes specific compensation recommendations to the Board with respect to the salaries, bonuses and benefit plans for the Company's officers and other salaried employees. The Committee is composed of the individuals listed at the end of this report, each of whom is not currently employed by the Company.

     Compensation Philosophy. The Committee's objective is to develop a total compensation program that is competitive in the marketplace and which provides significant incentive to increase Stockholder value. The Committee reviews the executive compensation policies with respect to market competitiveness of the program and then determines what changes, if any, are appropriate in the compensation program. Compensa-tion of the Company's executive officers currently consists of three key elements: salary, bonus and stock options.

     Base Salary. To determine the salary for executives, the Committee may consult an executive search firm to ascertain competitive pay standard for the industry. In reviewing executive salaries, the Committee considers management's recommendations for the particular executive officer and the executive's experience, expertise and demonstrated performance. Mr. McNamee's base salary was set at $235,000. Base salary increases for executives other than Mr. McNamee were approved by the Committee in August 1995 or in their initial employment agreements.

     Since the Company's initial public offering in March 1995, the Committee has from time to time utilized an independent consultant who has provided data regarding compensation practices in United States manufacturing companies.

     Cash Bonuses. In making determinations to award incentive payments, the Committee reviews a variety of Company performance measures as well as an individual's objectives and accomplishments. The source and amount of the annual incentives to be paid to the Company's executives is subjective, with consideration to revenue, net income and other assessments unique to individual executives such as manufacturing scrap rates, first pass yield, employee turnover, days sales outstanding, inventory turnover and cycle times. No specific weight is applied to any item individually; however, the annual incentive payment for the Chief Executive Officer is set by employment contract through fiscal 1997. See "Executive Compensation -- Employment Contracts, Termination of Employment and Change in Control Arrangements."

     Stock Options. Granting stock options is the Company's current method of providing long-term incentive compensation opportunities to its executive officers and other key employees, the Committee authorizes the issuance of all stock options to executive officers and approves all other option grants. Stock options allow the recipient to purchase shares of the Company's common stock during a fixed period of time following the grant date at a specified price that is not less that its fair market value on the grant date. The period has typically been five years. The Company believes that this form of long-term incentive is presently the best vehicle by which to link stockholder and management interests, since value is provided to recipients only if the stock price increases. The level of stock options granted is subjective and reflects relative impact which a recipient is expected to have on future corporate results. In making this determination, the Committee considers the number of options held by the executive officer and the dilution effect new grants may have on existing stockholders.

     Section 162(m) of the Internal Revenue Code. The Committee has reviewed the Company's compensation plans in light of changes to the Internal Revenue Code relating to the disallowance of deductions for compensation in excess of $1.0 million to certain executive officers. All compensation paid to executive officers for fiscal 1997 is fully deductible. The Committee does not believe that Section 162(m) limitations will be exceeded for compensation to be paid in fiscal 1998.

                   COMPENSATION COMMITTEE DURING FISCAL 1997

Michael F. Jarko, Chairman            Albert A. Irato           David C. Wetmore

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal 1997, the Compensation Committee of the Board consisted of Messrs. Jarko, Irato and Wetmore. Mr. Jarko was a Director of the Company from 1978 to 1987, and was re-elected to the Board in December 1988, Mr. Irato was elected to the Board in September 1995, and Mr. Wetmore was elected to the Board in December 1995. The Compensation Committee reviews the Company's executive compensation programs and makes specific compensation recommendations to the Board with respect to the salaries, bonuses and benefit plans for the Company's officers and other salaried employees.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS
                           WITH MANAGEMENT AND OTHERS

     Registration of Common Stock. In August 1995, C.W. Jackson (a former director of the Company) and others exercised their right to cause the Company to register their Common Stock as provided in a Registration Rights Agreement entered into with the Company in October 1993 in connection with the settlement of certain litigation against the Company and certain of its officers and directors. As a result of this exercise, in September 1995, the Company filed a Registration Statement on Form S-1 pursuant to the Securities Act of 1933, as amended, to register the stock beneficially owned by several stockholders, including Mr. Jackson, John A. Carr (a former director of the Company), Michael
O. and Joanie L. Flatt, Michael F. Jarko, John W. Nance and John W. Maddux (the Company's Vice President -- Quality and Engineering). The Registration Statement was declared effective on October 2, 1995. The Company agreed to pay the estimated $150,000 of expenses associated with this registration.

     Indemnification Agreements. Delaware law authorizes a Delaware corporation to eliminate or limit the personal liability of a director to the corporation and its stockholders for monetary damages for breach of certain fiduciary duties as a director. The Company believes that such a provision is beneficial in attracting and retaining qualified directors, and accordingly its Restated Certificate of Incorporation includes a provision eliminating liability for monetary damages for any breach of fiduciary duty as a director, except: (1) for any breach of the duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) for any transaction from which the director derived an improper personal benefit; (4) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation law. Thus, pursuant to Delaware law, directors of the Company are not insulated from liability for breach of their duty of loyalty (requiring that, in making a business decision, directors act in good faith and in the honest belief that the action was taken in the best interests of the corporation) or for claims arising under the federal securities laws. The Company has entered into indemnity agreements with all of its directors and officers for the indemnification of and advancing of expenses to such persons to the full extent permitted by law.

     For information on other material transactions between the Company and management, please review the Schedule 14D-9.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Under the securities laws of the United States, the Company's directors, its executive officers, and any persons beneficially owning more than 10% of the Company's Common Stock are required to report their initial ownership of Shares and any subsequent changes in that ownership to the Commission. Specific due dates for these reports have been established and the Company is required to disclose any failure to file by these dates. The Company believes that all of these filing requirements were satisfied during the fiscal year ended July 31, 1997, except that: (i) Michael F. Jarko, a Director of the Company, failed to file one report with respect to one transaction, which transaction was reported on a Form 5; (ii) Steven J. Walters, the controller of the Company and a former reporting officer, failed to file on a timely basis one Form 4; (iii) Joseph G. Andersen, the Vice President -- Finance, Chief Financial Officer, Secretary and Treasurer of the Company, failed to file on a timely basis two Form 4s; (iv) Frederick G. McNamee, III, the Chairman of the Board, President and Chief Executive Officer of the Company failed to filed on a timely basis one Form 4; and (v) Mark R. Hollinger, the former Vice President -- Operations of the Company, failed to file on a timely basis one Form 4. In making these disclosures, the Company has relied solely on written representations of its directors, executive officers and holders of more than 10% of its Common Stock and copies of the reports that they have filed with the Commission.

                                 EXHIBIT INDEX

NUMBER                                    DESCRIPTION                               FILED HEREWITH
------------  --------------------------------------------------------------------  --------------
Exhibit 1.    Agreement and Plan of Merger dated as of February 16, 1998 among             X
              Parent, Purchaser and the Company.
Exhibit 2.    Stockholders Agreement dated as of February 16, 1998 among Parent,           X
              Purchaser and the Stockholders named therein.
Exhibit 3.    McNamee Employment Agreement.                                                X
Exhibit 4.    Letter to Stockholders.                                                      X
Exhibit 5.    Opinion of A.G. Edwards & Sons, Inc., dated February 16, 1998.               X
Exhibit 6.    Text of Joint Press Release, dated February 17, 1998.                        X
Exhibit 7.    Employment Offer Letter to Steven N. Lach.                                   X
Exhibit 8.    1987 Stock Option Plan (filed as Exhibit 10.10 to the Company's
              Registration Statement on Form S-1 filed with the Commission on
              January 9, 1995).
Exhibit 9.    Employee Stock Purchase Plan (filed as an exhibit to the Company's
              Registration Statement on Form S-8 filed with the Commission on
              December 27, 1995).
Exhibit 10.   1996 Stock Option Plan (filed as an exhibit to the Company's
              Registration Statement on Form S-8 filed with the Commission on
              August 11, 1997).
Exhibit 11.   Form of Indemnification Agreement for Officers and Directors (filed as Exhibit 10.9 to the Company's Registration Statement on Form S-1
              filed with the Commission on January 9, 1995).
Exhibit 12.   Employment Agreement between the Company and Frederick G. McNamee,
              III, dated as of August 1, 1997 (filed with the Commission as
              Exhibit 10.21 to the Company's Annual Report on Form 10-K for the
              year ended July 31, 1997).
Exhibit 13.   Letter to Frederick G. McNamee, III, Regarding Transitional
              Compensation dated May 8, 1997, (filed with the Commission as
              Exhibit 10.26 to the Company's Annual Report on Form 10-K for the
              year ended July 31, 1997).
Exhibit 14.   Employment Offer Letter to James Buchanan accepted July 28, 1997,
              (filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K
              for the year ended July 31, 1997).
Exhibit 15.   Letter to Joseph G. Andersen Regarding Transitional Compensation
              dated May 8, 1997, (filed as Exhibit 10.28 to the Company's Annual
              Report on Form 10-K for the year ended July 31, 1997).